Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 10 DATED AUGUST 12, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 10 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 7 dated July 17, 2015, Supplement No. 8 dated July 30, 2015 and Supplement No. 9 dated August 10, 2015. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 10 is to disclose:

•	the status of our initial public offering; and

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of August 10, 2015, we received and accepted subscriptions in our offering for 70.8 million shares, or $705.5 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of August 10, 2015, 95.0 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Quarterly Report for the Quarter Ended June 30, 2015
On August 12, 2015, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, a copy of which is attached to this Supplement as Appendix A (without exhibits).

APPENDIX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015

Commission File Number: 000-55189

NORTHSTAR REAL ESTATE INCOME II, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	90-0916682
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)
399 Park Avenue, 18th Floor, New York, NY 10022
(Address of Principal Executive Offices, Including Zip Code)

(212) 547-2600
(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date:
The Company has one class of common stock, $0.01 par value per share, 70,659,889 shares outstanding as of August 10, 2015.

NORTHSTAR REAL ESTATE INCOME II, INC.
FORM 10-Q

FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “believe,” “could,” “project,” “predict,” “continue,” “future” or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to successfully complete our continuous, public offering, our ability to pay distributions to our stockholders, our reliance on our advisor and our sponsor, the operating performance of our investments, our financing needs, the effects of our current strategies and investment activities and our ability to effectively deploy capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements. These factors include, but are not limited to:

•	adverse economic conditions and the impact on the commercial real estate industry;

•	our ability to successfully complete a continuous, public offering;

•	our ability to deploy capital quickly and successfully and achieve a diversified portfolio consistent with our target asset classes;

•
our dependence on the resources and personnel of our advisor, our sponsor and their affiliates, including our advisor’s ability to source and close on attractive investment opportunities on our behalf;

•	the performance of our advisor, our sponsor and their affiliates;

•	our liquidity and access to capital;

•	our use of leverage;

•	our ability to make distributions to our stockholders;

•	the lack of a public trading market for our shares;

•	the effect of economic conditions on the valuation of our investments;

•	the effect of paying distributions to our stockholders from sources other than cash flow provided by operations;

•	the impact of NorthStar Realty Finance Corp.’s spin-off of its asset management business, which included our advisor;

•	our advisor’s and its affiliates’ ability to attract and retain sufficient personnel to support our growth and operations;

•
the impact of market and other conditions influencing the availability of equity versus debt investments and performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;

•	changes in our business or investment strategy;

•
the impact of economic conditions on borrowers of the debt we originate and acquire and the mortgage loans underlying the commercial mortgage backed securities in which we invest, as well as on the tenants of the real property that we own;

•	changes in the value of our portfolio;

•	our ability to realize current and expected returns over the life of our investments;

•	any failure in our advisor’s and its affiliates’ due diligence to identify relevant facts during our underwriting process or otherwise;

•	illiquidity of debt investments, equity investments or properties in our portfolio;

•	our ability to finance our assets on terms that are acceptable to us, if at all, including our ability to complete securitization financing transactions;

•	environmental compliance costs and liabilities;

•	risks associated with our joint ventures and unconsolidated entities, including our lack of sole decision making authority and the financial condition of our joint venture partners;

•	increased rates of loss or default and decreased recovery on our investments;

•	the degree and nature of our competition;

•	the effectiveness of our risk and portfolio management systems;

•	failure to maintain effective internal controls and disclosure controls and procedures;

•	regulatory requirements with respect to our business generally, as well as the related cost of compliance;

•
legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs, and changes to laws affecting non-traded REITs and alternative investments generally;

•	our ability to maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;

•	the loss of our exemption from registration under the Investment Company Act of 1940, as amended;

•	general volatility in capital markets;

•	the adequacy of our cash reserves and working capital;

•
our ability to raise capital in light of certain regulatory changes, including amended Rules 2340 and 2310 of the Financial Industry Regulatory Authority, Inc. and the Department of Labor’s recent proposal on a fiduciary standard for retirement accounts; and

•
other risks associated with investing in our targeted investments, including changes in our industry, interest rates, the securities markets, the general economy or the capital markets and real estate markets specifically.

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Quarterly Report on Form 10-Q are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.
Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the United States Securities and Exchange Commission, or the SEC, including Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in Part II, Item 1A of this Quarterly Report on Form 10-Q under the heading “Risk Factors.” The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

PART I. Financial Information
Item 1. Financial Statements
NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	June 30, 2015 (Unaudited)	December 31, 2014
Assets
Cash	$72,783	$41,640
Restricted cash	46,687	29,915
Real estate debt investments, net	639,837	500,113
Operating real estate, net	317,288	—
Investments in private equity funds, at fair value	39,285	—
Receivables, net	4,489	3,152
Deferred costs and other assets, net	3,517	1,598
Total assets	$1,123,886	$576,418

Liabilities
Credit facilities	$277,563	$277,863
Mortgage notes payable	250,000	—
Due to related party	1,622	493
Accounts payable and accrued expenses	2,369	292
Escrow deposits payable	33,855	29,915
Distribution payable	3,603	1,713
Other liabilities	476	—
Total liabilities	569,488	310,276
Commitments and contingencies
Equity
NorthStar Real Estate Income II, Inc. Stockholders’ Equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of June 30, 2015 and December 31, 2014	—	—
Common stock, $0.01 par value, 400,000,000 shares authorized, 65,336,104 and 30,965,208 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	653	310
Additional paid-in capital	580,335	273,151
Retained earnings (accumulated deficit)	(26,592)	(7,321)
Total NorthStar Real Estate Income II, Inc. stockholders’ equity	554,396	266,140
Non-controlling interests	2	2
Total equity	554,398	266,142
Total liabilities and equity	$1,123,886	$576,418

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars and Shares in Thousands, Except Per Share Data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net interest income
Interest income	$7,602	$1,922	$15,067	$2,564
Interest expense	1,950	621	3,923	769
Net interest income	5,652	1,301	11,144	1,795

Property and other revenues
Rental and other income	943	—	943	—
Total property and other revenues	943	—	943	—

Expenses
Asset management and other fees - related party	5,223	442	7,330	583
Mortgage notes interest expense	362	—	362	—
Transaction costs	4,759	—	5,106	—
Property operating expenses	225	—	225	—
General and administrative expenses (refer to Note 7)	1,862	488	3,122	777
Depreciation expense	212	—	212	—
Total expenses	12,643	930	16,357	1,360
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(6,048)	371	(4,270)	435
Equity in earnings (losses) of unconsolidated ventures	1,559	—	1,692	—
Income tax benefit (expense)	(163)	—	(169)	—
Net income (loss)	(4,652)	371	(2,747)	435
Net (income) loss attributable to non-controlling interests	—	—	—	—
Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$(4,652)	$371	$(2,747)	$435
Net income (loss) per share of common stock, basic/diluted	$(0.08)	$0.04	$(0.06)	$0.06
Weighted average number of shares of common stock outstanding, basic/diluted	57,542	10,534	47,870	7,840
Distributions declared per share of common stock	$0.18	$0.18	$0.35	$0.35

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income (loss)	$(4,652)	$371	$(2,747)	$435
Comprehensive income (loss)	(4,652)	371	(2,747)	435
Comprehensive (income) loss attributable to non-controlling interests	—	—	—	—
Comprehensive income (loss) attributable to NorthStar Real Estate Income II, Inc.	$(4,652)	$371	$(2,747)	$435

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars and Shares in Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Company’s Stockholders’ Equity	Non-controlling Interests	Total Equity
	Shares	Amount
Balance as of December 31, 2013	2,832	$28	$24,945	$(187)	$24,786	$2	$24,788
Net proceeds from issuance of common stock	27,707	278	244,194	—	244,472	—	244,472
Issuance and amortization of equity-based compensation	8	—	43	—	43	—	43
Distributions declared	—	—	—	(10,317)	(10,317)	—	(10,317)
Proceeds from distribution reinvestment plan	424	4	4,025	—	4,029	—	4,029
Shares redeemed for cash	(6)	—	(56)	—	(56)	—	(56)
Net income (loss)	—	—	—	3,183	3,183	—	3,183
Balance as of December 31, 2014	30,965	$310	$273,151	$(7,321)	$266,140	$2	$266,142
Net proceeds from issuance of common stock	33,753	337	301,430	—	301,767	—	301,767
Issuance and amortization of equity-based compensation	11	—	35	—	35	—	35
Distributions declared	—	—	—	(16,524)	(16,524)	—	(16,524)
Proceeds from distribution reinvestment plan	724	7	6,871	—	6,878	—	6,878
Shares redeemed for cash	(117)	(1)	(1,152)	—	(1,153)	—	(1,153)
Net income (loss)	—	—	—	(2,747)	(2,747)	—	(2,747)
Balance as of June 30, 2015 (unaudited)	65,336	$653	$580,335	$(26,592)	$554,396	$2	$554,398

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$(2,747)	$435
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses of PE Investments	(1,692)	—
Amortization of equity-based compensation	35	17
Amortization of deferred financing costs	212	63
Amortization of fees on investments	408	76
Depreciation expense	212	—
Distributions from PE Investments	1,692	—
Straight line rental income	(19)	—
Deferred income tax expense	100	—
Changes in assets and liabilities:
Restricted cash	(644)	—
Receivables, net	(185)	(321)
Deferred costs and other assets, net	(738)	—
Due to related party	(320)	(1,144)
Accounts payable and accrued expenses	2,077	—
Other liabilities	376	87
Net cash provided by (used in) operating activities	(1,233)	(787)
Cash flows from investing activities:
Acquisition of real estate debt investments, net (refer to Note 7)	—	(14,050)
Origination of real estate debt investments, net	(166,819)	(126,406)
Repayment on real estate debt investments	27,527	—
Acquisition of operating real estate	(317,500)	—
Investment in PE Investments	(45,421)	—
Distributions from PE Investments	6,136	—
Change in restricted cash	(12,188)	—
Net cash provided by (used in) investing activities	(508,265)	(140,456)
Cash flows from financing activities:
Borrowings from credit facilities	12,600	98,425
Repayment on credit facility	(12,900)	(4,200)
Borrowings from mortgage notes	250,000	—
Net proceeds from issuance of common stock	301,181	95,067
Net proceeds from issuance of common stock, related party	62	220
Shares redeemed for cash	(1,153)	—
Distributions paid on common stock	(14,634)	(2,089)
Proceeds from distribution reinvestment plan	6,878	946
Payment of deferred financing costs	(1,393)	(12)
Net cash provided by (used in) financing activities	540,641	188,357
Net increase (decrease) in cash	31,143	47,114
Cash - beginning of period	41,640	7,279
Cash - end of period	$72,783	$54,393
Supplemental disclosure of non-cash investing and financing activities:
Accrued cost of capital (refer to Note 7)	$869	$151
Subscriptions receivable, gross	2,669	1,510
Distribution payable	3,603	725
Escrow deposits payable	3,940	1,048
Accrued acquisition fees	840	—

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Business and Organization
NorthStar Real Estate Income II, Inc. (the “Company”) was formed to originate, acquire and asset manage a diversified portfolio of commercial real estate (“CRE”) debt, select equity and securities investments predominantly in the United States. CRE debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include the Company’s direct ownership in properties, and may be structurally senior to a third-party partner’s equity and indirect interests in real estate through real estate private equity funds (“PE Investments”). CRE securities may primarily consist of commercial mortgage-backed securities (“CMBS”) and may include unsecured real estate investment trust (“REIT”) debt, collateralized debt obligation (“CDO”) notes and other securities. The Company may also invest internationally. In addition, the Company may own investments through a joint venture. The Company was formed in December 2012 as a Maryland corporation and commenced operations in September 2013. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with the taxable year ended December 31, 2013. The Company conducts its operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.
The Company is externally managed and has no employees. Prior to June 30, 2014, the Company was managed by an affiliate of NorthStar Realty Finance Corp. (NYSE: NRF) (“NorthStar Realty”). Effective June 30, 2014, NorthStar Realty spun-off its asset management business into a separate publicly traded company, NorthStar Asset Management Group Inc. (NYSE: NSAM) (the “Sponsor”). The Sponsor and its affiliates provide asset management and other services to the Company, NorthStar Realty, other sponsored public non-traded companies and any other companies the Sponsor and its affiliates may manage in the future (collectively, the “NSAM Managed Companies”), both in the United States and internationally. Concurrent with the spin-off, affiliates of the Sponsor entered into a new advisory agreement with the Company and each of the other NSAM Managed Companies. Pursuant to the Company’s advisory agreement, NSAM J-NSII Ltd, an affiliate of the Sponsor (the “Advisor”), agreed to manage the day-to-day operations of the Company on terms substantially similar to those set forth in the Company’s prior advisory agreement with NS Real Estate Income Advisor II, LLC (the “Prior Advisor”). References to the “Prior Advisor” herein refer to the services performed by and fees paid and accrued to the Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no impact on the Company’s operations.
Substantially all of the Company’s business is conducted through NorthStar Real Estate Income Operating Partnership II, LP (the “Operating Partnership”). The Company is the sole general partner of the Operating Partnership. The limited partners of the Operating Partnership are the Prior Advisor and NorthStar Real Estate Income OP Holdings II, LLC (the “Special Unit Holder”), each an affiliate of the Sponsor. The Prior Advisor invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the “Special Units”), which are collectively recorded as non-controlling interests on the consolidated balance sheets as of June 30, 2015 and December 31, 2014. As the Company accepts subscriptions for shares, it contributes substantially all of the net proceeds from its continuous, public offering to the Operating Partnership as a capital contribution. As of June 30, 2015, the Company’s limited partnership interest in the Operating Partnership was 99.97%.
The Company’s charter authorizes the issuance of up to 400,000,000 shares of common stock with a par value of $0.01 per share and up to 50,000,000 shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.
On December 18, 2012, as part of its formation, the Company issued 22,223 shares of common stock to NorthStar Realty for $0.2 million. On May 6, 2013, the Company’s registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) was declared effective. The Company is offering a maximum of 165,789,474 shares of common stock, excluding the initial shares, in a continuous, public offering, of which up to 150,000,000 shares are being offered pursuant to its primary offering (the “Primary Offering”) to the public and up to 15,789,474 shares are being offered pursuant to its distribution reinvestment plan (the “DRP”), which are herein collectively referred to as the Offering. The Company reserves the right to reallocate shares of its common stock being offered between the Primary Offering and the DRP. The Company retained NorthStar Securities, LLC (the “Dealer Manager”), formerly a subsidiary of NorthStar Realty that became a subsidiary of the Sponsor upon completion of the spin-off, to serve as the dealer manager for the Primary Offering. The Dealer Manager is responsible for marketing the shares being offered pursuant to the Primary Offering.
On September 18, 2013, the Company commenced operations by satisfying the minimum offering requirement in its Primary Offering as a result of NorthStar Realty purchasing 222,223 shares of common stock for $2.0 million. From inception through

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

August 10, 2015, the Company raised total gross proceeds of $705.7 million. In March 2015, the Company’s board of directors determined to extend the Offering for one year to May 2016.

2.	Summary of Significant Accounting Policies
Basis of Quarterly Presentation
The accompanying unaudited consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial reporting and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates variable interest entities (“VIE”), if any, where the Company is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All significant intercompany balances are eliminated in consolidation.
Variable Interest Entities
A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity.
The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.
A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.
The Company evaluates its investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether they are a VIE. The Company analyzes new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment.
Voting Interest Entities
A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party.
The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.
Investments in Private Equity Funds
A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method, at fair value or the cost method.
Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents.
The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. The Company elected the fair value option for PE Investments. The Company records the change in fair value for its share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).
The Company may account for an investment that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if the Company determines the investment in the unconsolidated entity is insignificant. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.
Non-controlling Interests
A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and comprehensive income (loss) attributable to controlling and non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in such governing documents.
Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.
Reclassifications
Certain prior period amounts have been reclassified in the consolidated financial statements to conform to current period presentation.
Comprehensive Income (Loss)
The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) (“OCI”).
Restricted Cash
Restricted cash consists of amounts related to loan origination (escrow deposits) and operating real estate (escrows for taxes, insurance, capital expenditures and payments required under certain lease agreements).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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Real Estate Debt Investments
CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where the Company does not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.
Operating Real Estate
Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. The Company follows the purchase method for an acquisition of operating real estate, where the purchase price is allocated to tangible assets such as land, building, tenant and land improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in the consolidated statements of operations.
Real Estate Securities
The Company classifies its CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated OCI in the consolidated statements of equity. However, the Company may elect the fair value option for certain of its available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in unrealized gain (loss) on investments and other in the consolidated statements of operations.
Acquisition Fees and Expenses
The total of all acquisition fees and expenses for an investment, including acquisition fees to the Advisor, cannot exceed, in the aggregate, 6.0% of the contract purchase price of such investment unless such excess is approved by a majority of the directors, including independent directors. For the six months ended June 30, 2015, total acquisition fees and expenses did not exceed the allowed limit for any investment. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. An acquisition fee paid to the Advisor related to the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets. An acquisition fee paid to the Advisor related to the origination or acquisition of debt investments is included in debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. The Company records as an expense certain acquisition costs and fees associated with transactions deemed to be business combinations in which it consolidates the asset and capitalizes these costs for transactions deemed to be acquisitions of an asset, including an equity investment.
Revenue Recognition
Real Estate Debt Investments
Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in the consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.
Operating Real Estate
Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on the consolidated balance sheets.
Real Estate Securities
Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security. Changes to expected cash flow may

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result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.
Credit Losses and Impairment on Investments
Real Estate Debt Investments
Loans are considered impaired when, based on current information and events, it is probable that the Company will not be able to collect principal and interest amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.
Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and/or legally discharged. As of June 30, 2015, the Company did not have any impaired CRE debt investments.
Operating Real Estate
The Company’s real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if the Company’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in the consolidated statements of operations.
An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, the Company establishes, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.
Real Estate Securities
CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment (“OTTI”) as any change in fair value is recorded in the consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments and other as losses occur.
CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in the consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in the consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts

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recognized through OCI are amortized over the life of the security with no impact on earnings. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above.
Organization and Offering Costs
The Advisor, or its affiliates, is entitled to receive reimbursement for costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15.0% of gross offering proceeds from the Offering. The Advisor does not expect reimbursable organization and offering costs to exceed $24.8 million, or 1.5% of the total proceeds available to be raised from the Offering. The Company records organization and offering costs each period based upon an allocation determined by the expectation of total organization and offering costs to be reimbursed. Organization costs are recorded as an expense in general and administrative expenses in the consolidated statements of operations and offering costs are recorded as a reduction to equity.
Income Taxes
The Company elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code beginning in its taxable year ended December 31, 2013. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company believes that all of the criteria to maintain the Company’s REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods.
The Company made a joint election to treat a subsidiary as a taxable REIT subsidiary (“TRS”) which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform non-customary services for tenants, hold assets that the REIT cannot hold directly and may engage in most real estate or non-real estate-related business.
Current and deferred taxes are recorded on the portion of earnings (losses) recognized by the Company with respect to its interest in taxable REIT subsidiaries. Deferred income tax assets and liabilities are calculated based on temporary differences between the Company’s U.S. GAAP consolidated financial statements and the federal, state and local tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in provision for income tax expense included in income tax benefit (expense) in the consolidated statements of operations.
For the three and six months ended June 30, 2015, the Company recorded income tax expense of $0.2 million.
Other
Refer to Note 2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for further disclosure of the Company’s significant accounting policies.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting update requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers.  The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP.  In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year.  The effective date of the new revenue standard for the Company will be January 1, 2018. The Company is in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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process of evaluating the impact, if any, of the update on its consolidated financial position, results of operations and financial statement disclosures.
In February 2015, the FASB issued updated guidance that changes the rules regarding consolidation. The pronouncement eliminates specialized guidance for limited partnerships and similar legal entities and removes the indefinite deferral for certain investment funds. The new guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, with early adoption permitted. The Company is currently assessing the impact of the guidance on the Company’s consolidated financial position, results of operations and financial statement disclosures.
In April 2015, the FASB issued an accounting update changing the presentation of financing costs in financial statements. Under the new guidance, an entity would present these costs in the balance sheet as a direct deduction from the related liability rather than as an asset.  Amortization of the costs would continue to be reported as interest expense.  The new guidance is effective for annual periods and interim periods beginning after December 15, 2015, with early adoption permitted. The Company is currently assessing the impact of the guidance on the Company’s consolidated financial position, results of operations and financial statement disclosures.

3.	Real Estate Debt Investments
The following table presents CRE debt investments as of June 30, 2015 (dollars in thousands):

						Weighted Average		Floating Rate as % of Principal Amount
Asset type:	Number	Principal Amount (1)	Carrying Value (2)	Allocation by Investment Type (3)	Fixed Rate	Spread over LIBOR (4)	Total Unleveraged Current Yield
First mortgage loans	13	$646,073	$619,549	96.3%	—	5.33%	5.37%	100.0%
Subordinate interests	1	24,863	20,288	3.7%	14.00%	—	14.17%	—
Total/Weighted average	14	$670,936	$639,837	100.0%	14.00%	5.33%	5.65%	96.3%
__________________________________________________________

(1)	Includes future funding commitments of $28.3 million for first mortgage loans and $4.6 million for subordinate interests.

(2)	Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $473.9 million for Term Loan Facilities (refer to Note 6). The remainder is unleveraged.

(3)	Based on principal amount.

(4)
Includes a fixed minimum LIBOR rate (“LIBOR floor”), as applicable. As of June 30, 2015, the Company had $521.6 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.24%.

For the six months ended June 30, 2015, adjusted for acquisitions and commitments to purchase through August 10, 2015, the Company’s investment activity included six loans with an aggregate principal amount of $177.4 million, including a future funding commitment in a first mortgage loan.
The following table presents CRE debt investments as of December 31, 2014 (dollars in thousands):

						Weighted Average		Floating Rate as % of Principal Amount
Asset type:	Number	Principal Amount (1)	Carrying Value (2)	Allocation by Investment Type (3)	Fixed Rate	Spread over LIBOR (4)	Total Unleveraged Current Yield
First mortgage loans	9	$508,200	$479,825	95.3%	—	5.67%	5.71%	100.0%
Subordinate interests	1	24,863	20,288	4.7%	14.00%	—	14.17%	—
Total/Weighted average	10	$533,063	$500,113	100.0%	14.00%	5.67%	6.05%	95.3%
__________________________________________________________

(1)	Includes future funding commitments of $29.8 million for first mortgage loans and $4.6 million for subordinate interests.

(2)	Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $479.8 million for Term Loan Facilities (refer to Note 6). The remainder is unleveraged.

(3)	Based on principal amount.

(4)
Includes a fixed minimum LIBOR floor, as applicable. As of December 31, 2014, the Company had $403.4 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.23%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

The following table presents maturities of CRE debt investments based on principal amount, which includes future funding commitments, as of June 30, 2015 (dollars in thousands):

	Initial Maturity	Maturity Including Extensions (1)
July 1 to December 31, 2015	$—	$—
Years Ending December 31:
2016	217,173	—
2017	291,313	—
2018	144,450	—
2019	—	508,486
Thereafter	18,000	162,450
Total	$670,936	$670,936
____________________________________________________________

(1)	Assumes that all debt with extension options will qualify for extension at such maturity according to the conditions set forth in the governing documents.
As of June 30, 2015, the weighted average maturity, including extensions, of CRE debt investments was 4.3 years.
Credit Quality Monitoring
CRE debt investments are typically loans secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company categorizes a debt investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” The Company will categorize a weaker credit quality debt investment that is currently performing, but for which it believes future collection of all or some portion of principal and interest is in doubt, into a category called “performing with a loan loss reserve.” The Company will categorize a weaker credit quality debt investment that is not performing, which the Company defines as a loan in maturity default and/or past due at least 90 days on its contractual debt service payments, as a non-performing loan (“NPL”). The Company’s definition of an NPL may differ from that of other companies that track NPLs.
As of June 30, 2015, all CRE debt investments were performing in accordance with the contractual terms of their governing documents and were categorized as performing loans. For the six months ended June 30, 2015, three debt investments each contributed more than 10% of interest income.

4.	Operating Real Estate
The following table presents operating real estate, net as of June 30, 2015 (dollars in thousands):

June 30, 2015
(Unaudited)
Land	$63,500
Buildings	254,000
Subtotal	317,500
Less: Accumulated depreciation	(212)
Operating real estate, net	$317,288

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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Real Estate Acquisitions
The following table summarizes the Company’s real estate acquisitions for the six months ended June 30, 2015 (dollars in thousands):

Acquisition Date	Type	Purchase Price (1)	Properties	State	Financing	Equity	Ownership Interest	Transaction Costs
June 19, 2015	Industrial	$332,501	22	Various	$250,000	$80,933	100.0%	$4,639
____________________________________________________________

(1)	Includes all deferred costs, escrows and reserves.
The following table presents unaudited consolidated pro forma results of operations based on the Company’s historical financial statements and adjusted for the acquisitions during the six months ended June 30, 2015 that were significant, as if they occurred on January 1, 2014. The unaudited pro forma amounts were prepared for comparative purposes only and are not indicative of what actual consolidated results of operations of the Company would have been, nor are they indicative of the consolidated results of operations in the future and exclude transaction costs (dollars in thousands, expect per share):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Pro forma total revenues	$15,069	$8,735	$29,673	$17,025
Pro forma net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	3,993	688	6,766	2,071
Pro forma net income (loss) per share of common stock, basic/diluted	$0.07	$0.07	$0.14	$0.26
The Company estimated the fair value of the assets and liabilities for real estate acquired at the date of acquisition. The following table presents the preliminary allocation of purchase price of the operating real estate assets acquired and liabilities assumed or issued (including financing entered into contemporaneous with the acquisition) for acquisitions during 2015 that continue to be subject to refinement upon receipt of all information (dollars in thousands):

Assets:
Land	$63,500
Buildings	254,000
Other assets acquired (1)	15,001
Total assets acquired	$332,501
Liabilities:
Mortgage notes payable	$250,000
Other liabilities assumed (2)	1,568
Total liabilities	251,568
Total equity	80,933
Total liabilities and equity	$332,501
____________________________________________________________

(1)	Primarily includes deferred costs, escrows and reserves, as applicable.

(2)	Primarily includes prepaid rent and accrued expenses.
From acquisition through June 30, 2015, the Company recorded aggregate revenue and net loss of $0.9 million and $4.5 million, respectively, related to these acquisitions. Net loss is primarily related to transaction costs and depreciation.

5.	Investments in Private Equity Funds
The following is a description of investments in private equity funds that own PE Investments through direct investments (“PE Investment I”), which is recorded as an investment in private equity funds at fair value on the consolidated balance sheets. The Company elected the fair value option for PE Investments. As a result, the Company records equity in earnings (losses) based on the change in fair value for its share of the projected future cash flow from one period to another.
The Company evaluates whether disclosure of summarized financial statement information is required for any individually significant investment. The Company determined there was one significant investment with respect to PE Investments as of June 30, 2015. Summarized financial data for such unconsolidated joint ventures for the three months ended March 31, 2015, which is the most recent financial information available from the underlying funds, included net investment loss of $167,749,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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realized losses of $25,753 and unrealized gains of $151,398. However, the Company records equity in earnings (losses) based on the change in fair value for its share of the projected cash flow from one period to another and not based on such summarized financial data.
During the six months ended June 30, 2015, the Company acquired limited partnership interests (“fund interests”) in six private equity funds for $45.0 million based on a NAV of $50.2 million as of September 30, 2014, which are reported in investments in private equity funds, at fair value on the consolidated balance sheet.
The following tables summarize the Company’s PE Investments as of June 30, 2015 (dollars in thousands):

PE Investment	Initial Closing Date	NAV Reference Date (1)	Number of Funds	Purchase Price	Expected Future Contributions (2)
PE Investment I	March 20, 2015	September 30, 2014	6	$45,045	$2,614
________________________________________________________

(1)	Represents the net asset value (“NAV”) date on which the Company agreed to acquire the PE Investment.

(2)	Represents the estimated amount of expected future contributions to funds as of June 30, 2015.

	Carrying Value	Three Months Ended June 30, 2015			Period Ended June 30, 2015 (1)
PE Investment	June 30, 2015	Equity in Earnings	Distributions	Contributions	Equity in Earnings	Distributions	Contributions
PE Investment I	$39,285	$1,559	$1,041	$51	$1,692	$7,828	$377
_________________________________________________________

(1)	Represents activity from the initial closing date of March 20, 2015 through June 30, 2015.

6.	Borrowings
The following table presents borrowings as of June 30, 2015 and December 31, 2014 (dollars in thousands):

						June 30, 2015		December 31, 2014
	Recourse vs. Non-Recourse	Final Maturity		Contractual Interest Rate		Principal Amount	Carrying Value	Principal Amount	Carrying Value
Mortgage notes payable
Industrial	Non-recourse	Jul-25		4.31%		$250,000	$250,000	$—	$—
Subtotal mortgage notes payable						250,000	250,000	—	—

Term Loan Facilities
Loan Facility 1	Partial Recourse	Oct-17	(1)	2.69%	(2)	81,325	81,325	94,225	94,225
Loan Facility 2	Partial Recourse	Jul-19	(3)	2.76%	(2)	183,638	183,638	183,638	183,638
Loan Facility 3	Partial Recourse	Jun-18	(4)	2.44%	(2)	12,600	12,600	—	—
Subtotal Term Loan Facilities						277,563	277,563	277,863	277,863
Total						$527,563	$527,563	$277,863	$277,863
_______________________________________________

(1)
The initial maturity of Loan Facility 1 is October 2016, with a one-year extension available at the Company’s option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

(2)	The contractual interest rate depends upon asset type and characteristic and ranges from one-month LIBOR plus 2.25% to 2.75%. Represents the weighted average as of June 30, 2015.

(3)
The initial maturity of Loan Facility 2 is July 2015, with four one-year extensions available at the Company’s option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents. In July 2015, the Company exercised the first one-year extension.

(4)	The initial maturity of Loan Facility 3 is June 2018, with one-year extensions available at the Company’s option, which are subject to the approval of the global financial institution.
Term Loan Facilities
In October 2013, the Company, through a subsidiary, entered into a credit facility agreement with a global financial institution (“Loan Facility 1”), which provides up to $100.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate.
In July 2014, the Company entered into a credit facility agreement with a global financial institution (“Loan Facility 2”), which provides up to $100.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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In September 2014, the Company amended the terms of Loan Facility 2, increasing the total potential borrowing capacity from $100.0 million to up to $200.0 million. All other terms governing Loan Facility 2 remained substantially the same.
In June 2015, the Company entered into a credit facility agreement with a global financial institution (“Loan Facility 3”), which provides up to $200.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate.
The Company agreed to guaranty certain obligations under Loan Facility 1, Loan Facility 2 and Loan Facility 3 (collectively, “Term Loan Facilities”). The Term Loan Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. More specifically, for Loan Facility 1, the Company must maintain at least $3.75 million and as much as $15.0 million in unrestricted cash, depending on the amount drawn at all times during the term of Loan Facility 1. More specifically, for Loan Facility 2, the Company must maintain (i) total equity of the greater of $100.0 million and the product of the then-current maximum amount (as defined in the Loan Facility 2 agreement) and 1.5; (ii) minimum liquidity of the greater of $10.0 million and 10% of the maximum amount (as defined in the Loan Facility 2 agreement); and (iii) a ratio of total borrowings to total equity of not greater than 250% at all times during the term of Loan Facility 2. More specifically, for Loan Facility 3, the Company must maintain: (i) total equity of the greater of $250.0 million and the product of the then-current maximum amount (as defined in the Loan Facility 3 agreement) and 1.5; (ii) minimum liquidity of the greater of $10.0 million and 10% of the maximum amount (as defined in the Loan Facility 3 agreement); and (iii) a ratio of total borrowings to total equity of not greater than 250% at all times during the term of Loan Facility 3.
As of June 30, 2015, the Company had $473.9 million carrying value of CRE debt investments financed with $277.6 million under the Term Loan Facilities.
The Term Loan Facilities act as revolving loan facilities that can be paid down as assets are repaid or sold and re-drawn upon for new investments. As of June 30, 2015, the Company was in compliance with all of its financial covenants under the Term Loan Facilities.

7.	Related Party Arrangements
Advisor
In connection with the completion of NorthStar Realty’s spin-off of its asset management business into the Sponsor, on June 30, 2014, the Company entered into a new advisory agreement with the Advisor, an affiliate of the Sponsor, on terms substantially similar to those set forth in the prior advisory agreement, and terminated the advisory agreement with the Prior Advisor. In June 2015, the advisory agreement was renewed for an additional one-year term commencing on June 30, 2015, with terms identical to those in effect through June 30, 2015. For periods prior to June 30, 2014, the information below regarding fees and reimbursements incurred and accrued but not yet paid relates to the Prior Advisor.
Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of the Company. The Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to the Advisor include the Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, the Advisor receives fees and reimbursement from the Company. Below is a description and table of the fees and reimbursements incurred to the Advisor.
Fees to Advisor
Asset Management Fee
The Advisor, or its affiliates, receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or the proportionate share thereof in the case of an investment made through a joint venture).
Acquisition Fee
The Advisor, or its affiliates, also receives an acquisition fee equal to 1.0% of the amount funded or allocated by the Company to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or the proportionate share thereof in the case of an investment made through a joint venture). An acquisition fee paid to the Advisor

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

related to the origination or acquisition of CRE debt investments is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. An acquisition fee paid to the Advisor related to the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets.
Disposition Fee
For substantial assistance in connection with the sale of investments and based on the services provided, the Advisor, or its affiliates, receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. The Company does not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a CRE debt investment, the Company will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees - related party in the Company’s consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.
Reimbursements to Advisor
Operating Costs
The Advisor, or its affiliates, is entitled to receive reimbursement for direct and indirect operating costs incurred by the Advisor in connection with administrative services provided to the Company. The Advisor allocates, in good faith, indirect costs to the Company related to the Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with the Advisor. The indirect costs include the Company’s allocable share of the Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing the Company’s affairs, based upon the percentage of time devoted by such personnel to the Company’s affairs. The indirect costs also include rental and occupancy, technology, office supplies and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers and other personnel involved in activities for which the Advisor receives an acquisition fee or a disposition fee. The Advisor allocates these costs to the Company relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with the Company’s board of directors, including its independent directors. The Advisor will update the board of directors on a quarterly basis of any material changes to the expense allocation and will provide a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. The Company reimburses the Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25.0% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the Company’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company calculates the expense reimbursement quarterly based upon the trailing twelve-month period.
Organization and Offering Costs
The Advisor, or its affiliates, is entitled to receive reimbursement for organization and offering costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor, or its affiliates, as applicable, for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15.0% of gross proceeds from the Offering. The Advisor does not expect reimbursable organization and offering costs, excluding selling commissions and dealer manager fees, to exceed $24.8 million, or 1.5% of the total proceeds available to be raised from the Offering. The Company shall not reimburse the Advisor for any organization and offering costs that the Company’s independent directors determine are not fair and commercially reasonable to the Company.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Dealer Manager
Selling Commissions and Dealer Manager Fees
Pursuant to a dealer manager agreement, the Company pays the Dealer Manager, selling commissions of up to 7.0% of gross proceeds from the Primary Offering, all of which are reallowed to participating broker-dealers. In addition, the Company pays the Dealer Manager a dealer manager fee of up to 3.0% of gross proceeds from the Primary Offering, a portion of which is typically reallowed to participating broker-dealers and paid to certain employees of the Dealer Manager. No selling commissions or dealer manager fees are paid for sales pursuant to the DRP.
Summary of Fees and Reimbursements
The following table presents the fees and reimbursements incurred to the Advisor and the Dealer Manager for the three and six months ended June 30, 2015 and 2014 and the amount due to related party as of June 30, 2015 and December 31, 2014 (dollars in thousands):

		Three Months Ended June 30,		Six Months Ended June 30,		Due to Related Party as of
Type of Fee or Reimbursement	Financial Statement Location	2015	2014	2015	2014	June 30, 2015	December 31, 2014
Fees to Advisor
Asset management	Asset management and other fees - related party	$2,001	$442	$3,709	$583	$4	$—
Acquisition (1)	Real estate debt investments, net / Asset management and other fees- related party	4,456	225	5,275	1,407	840	—
Disposition (1)	Real estate debt investments, net	20	—	275	—	—	—
Reimbursements to Advisor
Operating costs (3)	General and administrative expenses	1,705	286	2,824	520	137	—
Organization	General and administrative expenses	49	145	106	181	32	25
Offering	Cost of capital (2)	927	2,933	2,010	3,617	609	468
Selling commissions / Dealer manager fees	Cost of capital (2)	15,637	6,206	33,171	10,952	—	—
Total						$1,622	$493
_________________________________________________

(1)
Acquisition/disposition fees incurred to the Advisor related to CRE debt investments are generally offset by origination/exit fees paid to the Company by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in the consolidated statements of operations. The Advisor may determine to defer fees or seek reimbursement.

(2)	Cost of capital is included in net proceeds from issuance of common stock in the Company’s consolidated statements of equity.

(3)	As of June 30, 2015, the Advisor has incurred unreimbursed operating costs on behalf of the Company of $8.7 million, that remain eligible to allocate to the Company.
NorthStar Realty Purchase of Common Stock
Pursuant to the distribution support agreement (the “Distribution Support Agreement”), NorthStar Realty committed to purchase up to an aggregate of $10.0 million in shares of the Company’s common stock at a price of $9.00 per share if cash distributions exceed modified funds from operations (as computed in accordance with the definition established by the Investment Program Association and adjusted for certain items) to provide additional funds to support distributions to stockholders. In September 2013, NorthStar Realty purchased 222,223 shares of the Company’s common stock for $2.0 million under the Distribution Support Agreement to satisfy the minimum offering requirement, which reduced the total commitment. As of June 30, 2015, including the purchase of shares to satisfy the minimum offering requirement, NorthStar Realty purchased 348,854 shares of the Company’s common stock for $3.1 million with $6.9 million remaining outstanding under such commitment. In March 2015, the board of directors of the Company amended and restated the Distribution Support Agreement to, among other things, extend the term of the Distribution Support Agreement for one year to May 2016.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

8.	Equity-Based Compensation
The Company adopted a long-term incentive plan, as amended (the “Plan”), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan, which is a component of the Plan. Pursuant to the Plan, as of June 30, 2015, the Company’s independent directors were granted a total of 33,000 shares of restricted common stock for an aggregate $330,000. The restricted stock granted prior to 2015 generally vests quarterly over four years and the restricted stock granted in 2015 generally vests quarterly over two years. However, the stock will become fully vested on the earlier occurrence of: (i) the termination of the independent director’s service as a director due to his or her death or disability; or (ii) a change in control of the Company.
The Company recognized equity-based compensation expense of $14,792 and $9,000 for the three months ended June 30, 2015 and 2014, respectively, and $34,675 and $17,438 for the six months ended June 30, 2015 and 2014, respectively, related to the issuance of restricted stock to the independent directors, which was recorded in general and administrative expenses in the consolidated statements of operations.

9.	Stockholders’ Equity
Common Stock from Primary Offering
For the six months ended June 30, 2015, the Company issued 33.8 million shares of common stock generating gross proceeds of $336.9 million. For the year ended December 31, 2014, the Company issued 27.7 million shares of common stock generating gross proceeds of $276.3 million. From inception through June 30, 2015, the Company issued 64.3 million shares of common stock, generating gross proceeds of $640.8 million.
Distribution Reinvestment Plan
The Company adopted a DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. The initial purchase price per share pursuant to the DRP is $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the DRP will be priced at 95.0% of the estimated value per share of the Company’s common stock, as determined by the Advisor or another firm chosen for that purpose. Pursuant to amended Rules 2310 and 2340 of the Financial Industry Regulatory Authority Inc., the Company expects to establish an estimated value per share by November 2015. No selling commissions or dealer manager fees are paid on shares issued pursuant to the DRP. Once established, the Company will disclose the per share estimated value in an annual report. The board of directors of the Company may amend, suspend or terminate the DRP for any reason upon ten-days’ notice to participants, except that the Company may not amend the DRP to eliminate a participant’s ability to withdraw from the DRP. For the six months ended June 30, 2015, the Company issued 724,062 shares of common stock totaling $6.9 million of gross offering proceeds pursuant to the DRP. For the year ended December 31, 2014, the Company issued 424,111 shares of common stock totaling $4.0 million of gross offering proceeds pursuant to the DRP. From inception through June 30, 2015, the Company issued 1,150,378 shares of common stock totaling $10.9 million of gross offering proceeds pursuant to the DRP.
Distributions
Distributions to stockholders are declared quarterly by the board of directors of the Company and are paid monthly based on a daily amount of $0.001917808 per share, which is equivalent to an annualized distribution amount of $0.70 per share of the Company’s common stock. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

The following table presents distributions declared for the six months ended June 30, 2015 (dollars in thousands):

	Distributions (1)
Period	Cash	DRP	Total
January	$1,038	$892	$1,930
February	1,057	910	1,967
March	1,405	1,222	2,627
April	1,562	1,417	2,979
May	1,777	1,641	3,418
June	1,870	1,733	3,603
Total	$8,709	$7,815	$16,524
________________________________________________

(1)	Represents distributions declared for the period, even though such distributions are actually paid to stockholders the month following such period.
Share Repurchase Program
The Company adopted a share repurchase program that may enable stockholders to sell their shares to the Company in limited circumstances (the “Share Repurchase Program”). The Company may not repurchase shares unless a stockholder has held shares for one year. However, the Company may repurchase shares held less than one year in connection with a stockholder’s death or qualifying disability. The Company is not obligated to repurchase shares under the Share Repurchase Program. The Company may amend, suspend or terminate the Share Repurchase Program at its discretion at any time, subject to certain notice requirements. For the six months ended June 30, 2015, the Company repurchased 116,767 shares totaling $1.2 million pursuant to the Share Repurchase Program. For the year ended December 31, 2014, the Company repurchased an immaterial amount of shares pursuant to the Share Repurchase Program. The Company funds repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from its DRP. As of June 30, 2015, there were no unfulfilled repurchase requests.

10.	Non-controlling Interests
Operating Partnership
Non-controlling interests include the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests is based on the limited partners’ ownership percentage of the Operating Partnership. Income (loss) allocated to the Operating Partnership non-controlling interests for the three and six months ended June 30, 2015 and 2014 was an immaterial amount.

11.	Fair Value
Fair Value Measurement
The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1.	Quoted prices for identical assets or liabilities in an active market.

Level 2.	Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in non-active markets.

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3.	Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.
Determination of Fair Value
The following is a description of the valuation techniques used to measure fair value of assets accounted for at fair value on a recurring basis and the general classification of these instruments pursuant to the fair value hierarchy.
PE Investments
The Company accounts for PE Investments at fair value which is determined based on a valuation model using assumptions for the timing and amount of expected future cash flow for income and realization events for the underlying assets in the funds and discount rate. This fair value measurement is generally based on unobservable inputs and, as such, is classified as Level 3 of the fair value hierarchy. The Company is not using the NAV (practical expedient) of the underlying funds for purposes of determining fair value.
Fair Value Hierarchy
Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of June 30, 2015 by level within the fair value hierarchy (dollars in thousands):

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
PE Investments, at fair value	$—	$—	$39,285	$39,285
The following table presents additional information about PE Investments which are measured at fair value on a recurring basis as of June 30, 2015 for which the Company has used Level 3 inputs to determine fair value (dollars in thousands):

Six Months Ended
June 30, 2015
Beginning balance	$—
Purchases/contributions	45,421
Distributions	(7,828)
Equity in earnings	1,692
Ending balance	$39,285
For the six months ended June 30, 2015, the Company used a discounted cash flow model to quantify Level 3 fair value measurements on a recurring basis. The key unobservable inputs used in this analysis included a discount rate of 15% and timing and amount of expected future cash flow.
As of June 30, 2015 and December 31, 2014, the Company had no financial assets and liabilities that were accounted for at fair value on a non-recurring basis.
Fair Value Option
The Company may elect the fair value option for certain of its financial assets or liabilities due to the nature of the instrument. In the case of PE Investments, the Company elected the fair value option because management believes it is a more useful presentation for such investments. The Company determined recording the PE Investments based on the change in fair value of projected future cash flow from one period to another better represents the underlying economics of the respective investment.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Fair Value of Financial Instruments
U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.
The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities as of June 30, 2015 and December 31, 2014 (dollars in thousands):

	June 30, 2015				December 31, 2014
	Principal Amount		Carrying Value	Fair Value	Principal Amount		Carrying Value	Fair Value
Financial assets: (1)
Real estate debt investments, net	$638,094	(2)	$639,837	$667,755	$498,677	(2)	$500,113	$519,934
Financial liabilities: (1)
Credit facilities	$277,563		$277,563	$277,563	$277,863		$277,863	$277,863
Mortgage notes payable	$250,000		$250,000	$249,775	$—		$—	$—
_____________________________

(1)	The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.

(2)	As of June 30, 2015 and December 31, 2014, excludes future funding commitments of $32.9 million and $34.4 million, respectively.
Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.
Real Estate Debt Investments
For CRE debt investments, fair value was approximated by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment. Fair value was determined assuming fully-extended maturities regardless of structural or economic tests required to achieve such extended maturities. These fair value measurements of CRE debt are generally based on unobservable inputs and, as such, are classified as Level 3 of the fair value hierarchy.
Credit Facilities
The Company has amounts outstanding under Term Loan Facilities. The Term Loan Facilities bear floating rates of interest. As of the reporting date, the Company believes the carrying value approximates fair value. This fair value measurement is based on observable inputs, and as such, is classified as Level 2 of the fair value hierarchy.

12.	Segment Reporting
The Company currently conducts its business through the following three segments, which are based on how management reviews and manages its business:

•
Commercial Real Estate Debt - Focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•
Select Commercial Real Estate Equity - Focused on direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Corporate - The corporate segment includes corporate level asset management and other fees - related party and general and administrative expenses.
The Company may also invest in CRE debt investments and equity investments indirectly through joint ventures.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

The Company primarily generates revenue from net interest income on the CRE debt portfolio and equity in earnings of unconsolidated ventures. The Company’s income is primarily derived through the difference between revenue and the cost at which the Company is able to finance its investments. The Company may also acquire investments which generate attractive returns without any leverage.
The following tables present segment reporting for the three and six months ended June 30, 2015 and 2014 (dollars in thousands):

Three months ended June 30, 2015	Real Estate Debt	Real Estate Equity	Corporate	Total
Net interest income	$5,642	$2	$8	$5,652
Rental and other income	—	943	—	943
Asset management and other fees - related party	—	—	5,223	5,223
Mortgage notes interest expense	—	362	—	362
Transaction costs	—	4,759	—	4,759
Property operating expenses	—	225	—	225
General and administrative expenses	91	—	1,771	1,862
Depreciation expense	—	212	—	212
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	5,551	(4,613)	(6,986)	(6,048)
Equity in earnings (losses) of unconsolidated ventures	—	1,559	—	1,559
Income tax benefit (expense)	—	(163)	—	(163)
Net income (loss)	$5,551	$(3,217)	$(6,986)	$(4,652)

Three months ended June 30, 2014	Real Estate Debt	Corporate	Total
Net interest income	$1,301	$—	$1,301
Asset management and other fees - related party	—	442	442
General and administrative expenses	18	470	488
Income (loss) before equity in earnings (losses) of unconsolidated ventures	1,283	(912)	371
Net income (loss)	$1,283	$(912)	$371

Six months ended June 30, 2015	Real Estate Debt	Real Estate Equity	Corporate	Total
Net interest income	$11,134	$2	$8	$11,144
Rental and other income	—	943	—	943
Asset management and other fees - related party	—	—	7,330	7,330
Mortgage notes interest expense	—	362	—	362
Transaction costs	—	5,106	—	5,106
Property operating expenses	—	225	—	225
General and administrative expenses	154	—	2,968	3,122
Depreciation expense	—	212	—	212
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	10,980	(4,960)	(10,290)	(4,270)
Equity in earnings (losses) of unconsolidated ventures	—	1,692	—	1,692
Income tax benefit (expense)	—	(169)	—	(169)
Net income (loss)	$10,980	$(3,437)	$(10,290)	$(2,747)

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Six months ended June 30, 2014	Real Estate Debt	Corporate	Total
Net interest income	$1,795	$—	$1,795
Asset management and other fees - related party	—	583	583
General and administrative expenses	21	756	777
Income (loss) before equity in earnings (losses) of unconsolidated ventures	1,774	(1,339)	435
Net income (loss)	$1,774	$(1,339)	$435
The following table presents total assets by segment as of June 30, 2015 and December 31, 2014 (dollars in thousands):

Total Assets	Real Estate Debt	Real Estate Equity	Corporate (1)	Total
June 30, 2015	$693,921	$372,433	$57,532	$1,123,886
December 31, 2014	$549,398	$—	$27,020	$576,418
__________________________________________________

(1)	Includes cash, unallocated receivables and deferred costs and other assets, net.

13.	Subsequent Events
Common Stock from Primary Offering
For the period from July 1, 2015 through August 10, 2015, the Company issued 5.0 million shares of common stock pursuant to its Primary Offering generating gross proceeds of $50.1 million. From inception through August 10, 2015, the Company issued 69.3 million shares of common stock pursuant to its Primary Offering generating gross proceeds of $691.0 million.
Distribution Reinvestment Plan
For the period from July 1, 2015 through August 10, 2015, the Company issued 384,433 shares of common stock pursuant to the DRP raising proceeds of $3.7 million. As of August 10, 2015, 14.3 million shares were available to be issued pursuant to the DRP.
Distributions
On August 11, 2015, the board of directors of the Company approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended December 31, 2015. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.
NorthStar Realty Purchase of Common Stock
On August 11, 2015, the Company’s board of directors approved the sale of 83,782 shares of the Company’s common stock for $754,035 to NorthStar Realty, pursuant to the Distribution Support Agreement.
Share Repurchases
From July 1, 2015 through August 10, 2015, the Company repurchased 78,941 shares for a total of $0.8 million or a weighted average price of $9.89 per share under the Share Repurchase Program that enables stockholders to sell their shares to the Company in certain circumstances, including death or a qualifying disability. The Company funds repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from its DRP.

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

New Investments
Canyon Park Joint Venture
In July 2015, the Company, together with SteelWave LLC (“SteelWave”), entered into an agreement to acquire a $126.7 million office portfolio, consisting of one Class B+ office and one Class A flex office buildings through a joint venture which will be owned 95% by the Company and 5% by SteelWave. In July 2015, the Company and SteelWave funded a non-refundable deposit of $4.0 million.
Private Equity Investment
In August 2015, the Company committed to acquire fund interests in three private equity funds for $23.3 million based on a NAV of $29.3 million as of December 31, 2014. The Company paid an initial amount of $9.4 million and will pay the remaining $13.9 million, or 50% of the purchase price, the deferred amount, within 12 months of the applicable closing date of each fund interest.
Debt Investments
In August 2015, the Company originated a $12.0 million first mortgage loan secured by a hotel property located in Wisconsin Dells, Wisconsin. The loan bears interest at 4.95% plus LIBOR.
There can be no assurance that the Company will complete the transactions that are under contract described above on the terms contemplated or at all.
New Borrowings
In July 2015, three first mortgage CRE debt investments totaling $105.2 million were financed with Loan Facility 1 and Loan Facility 3 with $15.9 million and $61.6 million drawn from each facility, respectively.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with our unaudited consolidated financial statements and notes thereto included in Item 1. “Financial Statements” of this report. References to “we,’’ “us,’’ or “our’’ refer to NorthStar Real Estate Income II, Inc. and its subsidiaries unless the context specifically requires otherwise.
Introduction
We were formed to originate, acquire and asset manage a diversified portfolio of commercial real estate, or CRE, debt, select equity and securities investments predominantly in the United States. CRE debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties and may be structurally senior to a third-party partner’s equity and indirect interests in real estate through real estate private equity funds, or PE Investments. CRE securities may primarily consist of commercial mortgage-backed securities, or CMBS and may include unsecured real estate investment trust, or REIT debt, collateralized debt obligation, or CDO, notes and other securities. We may also invest internationally. In addition, we may own investments through a joint venture. We were formed in December 2012 as a Maryland corporation and commenced operations in September 2013. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2013. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.
We are externally managed and have no employees. Prior to June 30, 2014, we were managed by an affiliate of NorthStar Realty Finance Corp. (NYSE: NRF), or NorthStar Realty. Effective June 30, 2014, NorthStar Realty spun-off its asset management business into a separate publicly traded company, NorthStar Asset Management Group Inc. (NYSE: NSAM), our Sponsor. Our Sponsor and its affiliates provide asset management and other services to us, NorthStar Realty, other sponsored public non-traded companies and any other companies our Sponsor and its affiliates may manage in the future, or collectively the NSAM Managed Companies, both in the United States and internationally. As of June 30, 2015, NSAM has an aggregate of $24.7 billion of assets under management, adjusted for acquisitions and commitments to acquire investments through August 5, 2015, in a variety of CRE investments. Concurrent with the spin-off, affiliates of our Sponsor entered into a new advisory agreement with us and each of the other NSAM Managed Companies. Pursuant to our advisory agreement, NSAM J-NSII Ltd, an affiliate of our Sponsor, or our Advisor, agreed to manage our day-to-day operations on terms substantially similar to those set forth in our prior advisory agreement with NS Real Estate Income Advisor II, LLC, or our Prior Advisor. References to our Prior Advisor herein refer to the services performed by and fees paid and accrued to our Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no impact on our operations.
Our primary investment types are as follows:

•	Commercial Real Estate Debt - Our CRE debt investments include first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•
Select Commercial Real Estate Equity - Our CRE equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Our CRE securities investments may include CMBS, unsecured REIT debt, CDO notes and other securities.
We may also invest in CRE debt investments and equity investments indirectly through joint ventures.
We believe that our targeted investment types are complementary to each other due to overlapping sources of investment opportunities, common reliance on real estate fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect capital.
We are offering up to 150,000,000 shares pursuant to our primary offering, or our Primary Offering, to the public, at a price of $10.00 per share and up to 15,789,474 shares at a price of $9.50 pursuant to our distribution reinvestment plan, or DRP. We reserve the right to reallocate shares of our common stock being offered between our Primary Offering and our DRP. We presently expect to disclose an estimated per share value based on an independent valuation no later than November 2015. In connection with the disclosure of a new estimated per share value of our common stock, our board of directors may determine to modify the offering price of our shares, if we are engaged in an offering at that time, and the purchase price stockholders pay for shares of our common stock may be higher than such estimated per share value. We also may adjust the price at which shares are reinvested pursuant to our distribution reinvestment plan and the price at which shares are redeemed pursuant to our share redemption program.

We retained NorthStar Securities, LLC, or our Dealer Manager, to serve as the dealer manager for our Primary Offering. Our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering. From inception through August 10, 2015, we raised total gross proceeds of $705.7 million. In March 2015, our board of directors determined to extend the Offering for one year to May 2016.
Our Investments
The following table presents our investments as of June 30, 2015, adjusted for acquisitions and commitments to purchase through August 10, 2015 (dollars in thousands):

Investment Type:	Number	Principal Amount / Cost (1)	% of Total
Real estate debt investments:
First mortgage loans (2)	14	$658,073	54.6%
Subordinate interests (2)	1	24,863	2.1%
Total real estate debt	15	682,936	56.7%
Real estate equity
Real Estate Properties
Industrial	1	332,501	27.6%
Multi-tenant office (3)	1	126,700	10.5%
Subtotal	2	459,201	38.1%
PE Investments
PE Investment I	1	39,285	3.3%
PE Investment II (4)	1	23,343	1.9%
Subtotal	2	62,628	5.2%
Total real estate equity	4	521,829	43.3%
Total	19	$1,204,765	100.0%
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(1)
Based on principal amount for real estate debt investments, fair value for our PE Investments and cost for real estate equity, which includes net purchase price allocation related to net intangibles, deferred costs and other assets.

(2)	Includes future funding commitments of $27.5 million for first mortgage loans and $3.4 million for subordinate interests.

(3)	Represents a commitment to purchase an office portfolio consisting of two properties, or Office Portfolio.

(4)	Represents a commitment to purchase limited partnership interests in three private equity funds, or PE Investment II. Includes a deferred purchase price of $13.9 million.
For financial information regarding our reportable segments, refer to Note 12. “Segment Reporting” in our accompanying consolidated financial statements included in Part I Item 1. “Financial Statements.”
The following section describes the major CRE asset classes in which we may invest and actively manage to maximize value and to protect capital.
Commercial Real Estate Debt
Overview
Our CRE debt investment strategy focuses on originating, acquiring and asset managing CRE debt investments, including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests.
We emphasize direct origination of our debt investments as this allows us a greater degree of control over how they are underwritten and structured and it provides us the opportunity to syndicate senior or subordinate interests in a loan to maximize returns, if desired. Further, it facilitates a more direct relationship with our borrowers which helps us maintain a robust pipeline and provides an opportunity for us to earn origination and other fees.
Our Portfolio
As of June 30, 2015, adjusted for acquisitions and commitments to purchase through August 10, 2015, 56.7% of our assets were invested in CRE debt, consisting of 15 loans with an average investment size of $45.5 million. The weighted average extended maturity of our CRE debt portfolio is 4.3 years. Although our current portfolio is predominantly comprised of first mortgage loans, we expect our concentration of subordinate investments to increase over time.

The following table presents a summary of our CRE debt investments as of June 30, 2015, adjusted for acquisitions and commitments to purchase through August 10, 2015 (refer to the below and Recent Developments) (dollars in thousands):

						Weighted Average		Floating Rate as % of Principal Amount
Investment Type:	Number	Principal Amount (1)	Carrying Value (2)	Allocation by Investment Type (3)	Fixed Rate	Spread over LIBOR (4)	Total Unleveraged Current Yield
First mortgage loans	14	$658,073	$631,489	96.4%	—	5.33%	5.36%	100.0%
Subordinate interests	1	24,863	20,288	3.6%	14.00%	—	14.17%	—
Total/Weighted average	15	$682,936	$651,777	100.0%	14.00%	5.33%	5.64%	96.4%
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(1)	Includes future funding commitments of $27.5 million for first mortgage loans and $3.4 million for subordinate interests.

(2)	Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $577.5 million for Term Loan Facilities (refer to Note 6). The remainder is unleveraged.

(3)	Based on principal amount.

(4)
Includes a fixed minimum LIBOR rate (“LIBOR floor”), as applicable. As of August 10, 2015, the Company had $521.6 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.24%.

The following presents our CRE debt portfolio’s diversity across property type and geographic location based on principal amount:

Real Estate Debt by Property Type	Real Estate Debt by Geographic Location

Real Estate Equity
Our CRE equity investment strategy focuses on direct and indirect ownership in commercial real estate and may be structurally senior to a third-party partner’s equity, with an emphasis on properties with stable cash flow and PE Investments that have the potential to appreciate in value and therefore help overcome our upfront fees and expenses. In addition, we may own investments through a joint venture.
Properties
Our real estate is currently comprised of the Industrial Portfolio and Office Portfolio.
Our Industrial Portfolio includes net lease properties, which are typically leased to a single tenant.  We may also invest in properties that are leased to tenants with us retaining responsibility for certain operating and capital costs.  At the end of the lease term, the tenant typically has a right to renew the lease at market rates or to vacate the property with no further ongoing obligation.
Our multi-tenant Office Portfolio is focused on properties that are well located with strong operating partners.

As of June 30, 2015, adjusted for acquisitions and commitments to purchase through August 10, 2015, $459.2 million, or 38.1% of our assets were invested in real estate properties and our portfolio was 99% occupied. The following table presents our real estate property investments as of June 30, 2015, adjusted for acquisitions and commitments to purchase through August 10, 2015 (dollars in thousands):

Property Type	Number of Properties	Amount (1)%		Capacity		Primary Locations
Industrial	22	$332,501	72.4%	6,700,000	square feet	IN, KY, MO, NC, OH, SC
Multi-tenant office	2	126,700	27.6%	717,702	square feet	WA
Subtotal	24	$459,201	100.0%
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(1)	Based on cost which includes net purchase price allocation related to deferred costs and other assets.
PE Investments
Our CRE equity investment strategy includes PE Investments. We classify our PE Investments as equity investments since the underlying collateral in the funds is primarily real estate. The investments have the potential to appreciate in value and therefore help overcome our upfront fees and expenses.
Our PE Investments own limited partnership interests in real estate private equity funds acquired in the secondary market and managed by institutional-quality sponsors, which we refer to as fund interests. As of June 30, 2015, adjusted for commitments to purchase through August 10, 2015, 5.2% of our assets were invested in PE Investments, totaling $62.6 million.
The following tables present a summary of our PE Investments (dollars in thousands):

							Underlying Fund Interests
PE Investment (1)	Number of Funds	Number of General Partners	Initial NAV	Fair Value	Closing NAV as a Percentage of Cost (2)	NAV Growth (3)	Assets, at Cost	Implied Leverage (4)	Expected Future Contributions (5)
PE Investment I	6	4	$50,233	$39,285	166.6%	(7.9)%	$3,934,085	55.4%	$2,614
PE Investments II (6)	3	2	29,250	23,343	72.4%	0.7%	2,289,726	73.5%	—
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(1)	Based on financial data reported by the underlying funds as of March 31, 2015, which is the most recent financial information from the underlying funds, except as otherwise noted.

(2)	Net cost represents total funded capital less distributions received.

(3)
The net asset value, or NAV, growth for PE Investment is measured from the agreed upon reported NAV at date of acquisition, or Initial NAV. The reported NAV growth for PE Investments owned for less than twelve months is annualized based on actual reported income from the Initial NAV through March 31, 2015.

(4)	Represents implied leverage for funds with investment-level financing, calculated as the underlying borrowing divided by assets at fair value.

(5)	Represents the estimated amount of expected future contributions to funds as of June 30, 2015.

(6)
In August 2015, we paid an initial amount of $9.4 million and will pay the remaining $13.9 million, or 50% of the purchase price, or the Deferred Amount, within 12 months of the applicable closing date of each fund interest.

PE Investment I	Income	Return of Capital	Total Distributions	Contributions	Net
Three months ended June 30, 2015	$1,559	$—	$1,041	$51	$990
March 20, 2015 to June 30, 2015 (1)	1,692	6,136	7,828	377	7,451
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(1)	Represents activity from the initial closing date through June 30, 2015.

The following presents the underlying fund interests in our PE Investments by investment type and geographic location based on NAV as of March 31, 2015:

PE Investments by Underlying Investment Type(1)	PE Investments by Underlying Geographic Location(1)

__________________________________________________________

(1)	Based on individual fund financial statements.
Real Estate Securities
Our CRE securities investment strategy may focus on investing in and asset managing a wide range of CRE securities, primarily including CMBS, unsecured REIT debt or CDO notes backed primarily by CRE securities and debt. We expect our CRE securities to have explicit credit ratings assigned by at least one of the major rating agencies (Moody’s Investors Services, Standard & Poor’s, Fitch Ratings, Morningstar, DBRS and/or Kroll, generally referred to as rating agencies).
Sources of Operating Revenues and Cash Flows
We primarily generate revenue from net interest income on our CRE debt and securities investments and rental and other income from our real estate properties. Additionally, we record equity in earnings of unconsolidated ventures, including from PE Investments. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also acquire investments which generate attractive returns without any leverage.
Profitability and Performance Metrics
We calculate Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO, (see “Non-GAAP Financial Measures-Funds from Operations and Modified Funds from Operations” for a description of these metrics), to evaluate the profitability and performance of our business.
Outlook and Recent Trends
Liquidity and capital started to become more available in early 2012 for the commercial real estate markets to stronger sponsors and both Wall Street and commercial banks began to more actively provide credit to real estate borrowers accelerating the pace of investment in real estate. In late 2012, in order to stimulate growth, several of the world’s largest central banks acted in a coordinated effort through massive injections of stimulus in the financial markets, which has facilitated keeping interest rates low since then.
A proxy for the liquidity in the commercial real estate market is non-agency CMBS issuance. Approximately $80 billion and $88 billion of non-agency CMBS was issued in the United States in 2013 and 2014, respectively, with industry experts currently predicting approximately $100 billion of non-agency CMBS issuance in 2015. In the first half of 2015, approximately $50 billion of new CMBS issuance occurred in the United States keeping the market on pace for the current projection of $100 billion for 2015.
We believe the U.S. economy is on a healthy growth path and that the U.S. Federal Reserve is on track to begin raising rates in 2015. However, there are concerns about low inflation in the United States, a stronger U.S. dollar, slow global growth and international market volatility. Many other global central banks are easing monetary conditions to combat their own problems with low inflation and slow growth.

Valuations in the commercial real estate markets have generally improved since bottoming out in 2009. Robust investor demand in 2014 for commercial real estate increased transaction activity and prices as rent and vacancy fundamentals improved across most property sectors and are forecasted to continue to improve in 2015. However, global economic and political headwinds remain. For instance, global market instability and the risk that maturing CRE debt may have difficulties being refinanced, among other factors, may continue to cause periodic volatility in the CRE market for some time. It is currently estimated that approximately $1.4 trillion of CRE debt in the United States will mature through 2018. While there is an increased supply of liquidity and improved fundamentals in the CRE market, we still anticipate that certain of these loans will not be able to be refinanced, potentially inhibiting growth and contracting credit.
Virtually all CRE property types were adversely impacted by the credit crisis and subsequent recession, while some such as land, condominium and other commercial property types were more severely impacted. Our CRE debt, equity and securities investments, if any, could be negatively impacted by weak real estate markets and economic conditions. While the U.S. economy is stronger today, a return to weak economic conditions in the future could reduce a tenant’s ability to make payments in accordance with the contractual terms and to lease or occupy new space. To the extent that market rental and occupancy rates are reduced, property-level cash flow could be negatively affected.
After showing considerable resiliency during the economic downturn between 2007 and 2010, the non-traded real estate sector experienced strong growth over recent years with approximately $16 billion of equity raised for programs in this space in 2014 alone. We anticipate that capital raising in 2015 will remain strong as we monitor a variety of trends in this industry including a number of regulatory changes like the implementation of Regulatory Notice 15-02 of the Financial Industry Regulatory Authority, Inc. and the Department of Labor’s recent proposal on a fiduciary standard for retirement accounts. Due to generally positive market dynamics and our Advisor’s and its affiliates’ expertise and industry relationships, we continue to see a robust pipeline of investment opportunities that have credit qualities and yield profiles that are consistent with our underwriting standards and that we believe offer the opportunity to meet or exceed our targeted returns. While we remain optimistic that we will continue to be able to generate and capitalize on an attractive pipeline of opportunities, there is no assurance that will be the case.
Our Strategy
Our primary business objectives are to originate and acquire real estate-related investments, with a focus on CRE debt, that we expect will generate attractive risk-adjusted returns, stable cash flow for distributions and provide downside protection to our stockholders. Some of our CRE debt investments may be considered transitional in nature because the borrower or owner may have a business plan to improve the collateral and, as a result, we generally require the borrower to fund interest or other reserves, whether through loan proceeds or otherwise, to support debt service payments and capital expenditures. We, our borrower or owner, and possibly a guarantor, may be required to refill these reserves should they become deficient during the applicable period for any reason. We will also seek to realize growth in the value of our real estate equity investments through appreciation and/or by timing their sale to maximize value. We believe that our Advisor and its affiliates have a platform that derives a potential competitive advantage from the combination of experience, proven track record of successfully managing public companies, deep industry relationships and market leading CRE credit underwriting and capital markets expertise which enables us to manage credit risk across our investments as well as to structure and finance our assets efficiently. We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect capital. We use the net proceeds from our Offering and other financing sources to carry out our primary business objectives of originating and acquiring real estate-related investments.

The following table presents our investment activity for the six months ended June 30, 2015 and from inception through June 30, 2015, adjusted for our acquisitions and commitments through August 10, 2015 (dollars in thousands):

	Six Months Ended		From Inception Through
	June 30, 2015		August 10, 2015
	Number	Principal Amount / Cost (1) (2)	Number	Principal Amount / Cost (2) (3)
Real estate debt	6	$177,400	15	$682,936
PE Investments (4)	2	62,628	2	62,628
Real estate equity (5)	2	459,201	2	459,201
Total	10	$699,229	19	$1,204,765
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(1)	Includes future funding commitments of $2.4 million for first mortgage loans.

(2)
Based on principal amount for real estate debt investments, fair value for our PE Investments and cost for real estate equity, which includes net purchase price allocation related to deferred costs and other assets.

(3)	Includes future funding commitments of $27.5 million for first mortgage loans and $3.4 million for subordinate interests.

(4)	Includes commitment to purchase PE Investment II which also includes the deferred purchase price of $13.9 million. Excludes contributions related to future funding commitments.

(5)	Includes a commitment to purchase the Office Portfolio.
Financing Strategy
We use asset-level financing as part of our investment strategy and we seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk and utilize non-recourse liabilities whenever possible. Our Advisor is responsible for managing such financing and interest rate risk on our behalf. We intend to pursue a variety of financing arrangements such as credit facilities, securitization financing transactions, mortgage notes and other term borrowings. We continue to seek and prefer long-term, non-recourse financing, including non mark-to-market financing that may be available through securitization.
Our credit facilities currently include three secured Term Loan Facilities that provide for an aggregate principal amount of up to $500.0 million to finance the first mortgage loans and senior loan participations secured by commercial real estate. As of August 10, 2015, we had $355.0 million borrowings outstanding under our Term Loan Facilities, with up to $145.0 million of available borrowings.
Our financing strategy for our debt and securities investments is dependent on our ability to obtain match-funded borrowings at rates that provide a positive net spread, generally using credit facilities and securitization financing transactions.
Although we have a limitation on the maximum leverage for our portfolio, which approximates 75% of the aggregate cost of our investments, including cash and excluding indirect leverage held through our unconsolidated venture investments, before deducting loan loss reserves, other non-cash reserves and depreciation, we do not have a targeted debt-to-equity ratio on an asset-by-asset basis, as we believe the appropriate leverage for the particular assets we finance depends on the specific credit characteristics of each asset. We use leverage for the sole purpose of financing our investments and diversifying our equity and we do not employ leverage to speculate on changes in interest rates. Once we have fully invested the proceeds of our Offering, we expect that our financing may approximate 50% of the cost of our investments, although it may exceed this level during our organization and offering stage.
Portfolio Management
Our Advisor and its affiliates maintain a comprehensive portfolio management process that generally includes day-to-day oversight by the portfolio management and servicing team, regular management meetings and an exhaustive quarterly credit review process. These processes are designed to enable management to evaluate and proactively identify asset-specific credit issues and trends on a portfolio-wide basis. For joint venture investments, we may rely on joint venture partners to provide certain asset management, property management and/or other services in managing our joint investments. Nevertheless, we cannot be certain that our Advisor’s review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from investments that are not identified during these credit reviews. The portfolio management team, under the direction of the Investment Committee, uses many methods to actively manage our asset base to preserve our income and capital. Credit risk management is the ability to manage our assets in a manner that preserves principal/cost and income and minimizes credit losses that could decrease income and portfolio value. For CRE investments, frequent re-underwriting and dialogue with borrowers/partners and regular inspections of our collateral and owned properties have proven to be an effective process for identifying issues early. During the quarterly credit review, or more frequently as necessary, investments are put on highly-

monitored status and identified for possible loan loss reserves/asset impairment, as appropriate, based upon several factors, including missed or late contractual payments, significant declines in collateral performance and other data which may indicate a potential issue in our ability to recover our invested capital from an investment. Our Advisor uses an experienced portfolio management and servicing team that monitors these factors on our behalf.
Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including real estate sector conditions, together with investment and market specific circumstances among other factors. To the extent an impairment has occurred, the loss will be measured as compared to the carrying amount of the investment. An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, allowance for future tenant credit losses on unbilled rents receivable based upon an evaluation of the collectability of such amounts.
Each of our debt investments is secured by CRE collateral and requires customized portfolio management and servicing strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number of properties, the type of property, macro and local market conditions impacting supply/demand, cash flow and the financial condition of our collateral and our borrowers’/tenants’ ability to further support the collateral. Further, many of our investments may be considered transitional in nature because the business plan is to re-position, re-develop or otherwise lease-up the property in order to improve the collateral. At the time of origination or acquisition, the underlying property revenues may not be sufficient to support debt service, lease payments or generate positive net operating income. The business plan may necessitate an interest or lease reserve or other reserves, whether through proceeds from our loans, borrowings, offering proceeds or otherwise, to support debt service or lease payments and capital expenditures during the implementation of the business plan. There may also be a requirement for the borrower, tenant, guarantor or us, to refill these reserves should they become deficient during the applicable period for any reason.
As of June 30, 2015, all of our debt investments were performing in accordance with the contractual terms of their governing documents in all material respects. However, there can be no assurance that our investments will continue to perform in accordance with the contractual terms of the governing documents or underwriting and we may, in the future, record loan loss reserves/asset impairment, as appropriate, if required.
Critical Accounting Policies
Principles of Consolidation
Our consolidated financial statements include the accounts of us, our operating partnership and our consolidated subsidiaries. We consolidate variable interest entities, or VIEs, if any, where we are the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by us. All significant intercompany balances are eliminated in consolidation.
Variable Interest Entities
A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. We base the qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. We reassess the initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.
A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to our business activities and the other interests. We reassess the determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

We evaluate our investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether they are a VIE. We analyze new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment.
Voting Interest Entities
A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If we have a majority voting interest in a voting interest entity, the entity will generally be consolidated. We do not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party.
We perform on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.
Investments in Private Equity Funds
A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method, at fair value or the cost method.
Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents.
We may account for an investment in an unconsolidated entity at fair value by electing the fair value option. We elected the fair value option for PE Investments. We record the change in fair value for our share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).
We may account for an investment that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if we determine the investment in the unconsolidated entity is insignificant. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.
Real Estate Debt Investments
CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where we do not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.
Operating Real Estate
Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. We follow the purchase method for an acquisition of operating real estate, where the purchase price is allocated to tangible assets such as land, building, tenant and land improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in our consolidated statements of operations.
Real Estate Securities
We classify our CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated other comprehensive income, or OCI, in our consolidated statements of equity. However, we may elect the fair value option for certain of our available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in unrealized gain (loss) on investments and other in our consolidated statements of operations.

Revenue Recognition
Real Estate Debt Investments
Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.
Operating Real Estate
Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on the consolidated balance sheets.
Real Estate Securities
Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security. Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.
Credit Losses and Impairment on Investments
Real Estate Debt Investments
Loans are considered impaired when, based on current information and events, it is probable that we will not be able to collect principal and interest amounts due according to the contractual terms. We assess the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of management is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.
Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and/or legally discharged. As of June 30, 2015, we did not have any impaired CRE debt investments.
Operating Real Estate
Our real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if management’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, management considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in our consolidated statements of operations.
An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.

Real Estate Securities
CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment, or OTTI, as any change in fair value is recorded in our consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments and other as losses occur.
CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in our consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in our consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in our consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through OCI are amortized over the life of the security with no impact on earnings. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board, or FASB, issued an accounting update requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers.  The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP.  In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year.  The effective date of the new revenue standard for us will be January 1, 2018. We are in the process of evaluating the impact, if any, of the update on our consolidated financial position, results of operations and financial statement disclosures.
In February 2015, the FASB issued updated guidance that changes the rules regarding consolidation. The pronouncement eliminates specialized guidance for limited partnerships and similar legal entities and removes the indefinite deferral for certain investment funds. The new guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, with early adoption permitted. We are currently assessing the impact of the guidance on our consolidated financial position, results of operations and financial statement disclosures.
In April 2015, the FASB issued an accounting update changing the presentation of financing costs in financial statements. Under the new guidance, an entity would present these costs in the balance sheet as a direct deduction from the related liability rather than as an asset.  Amortization of the costs would continue to be reported as interest expense.  The new guidance is effective for annual periods and interim periods beginning after December 15, 2015, with early adoption permitted. We are currently assessing the impact of the guidance on our consolidated financial position, results of operations and financial statement disclosures.

Results of Operations
Comparison of the Three Months Ended June 30, 2015 to June 30, 2014 (dollars in thousands):

	Three Months Ended June 30,		Increase (Decrease)
	2015	2014	Amount
Net interest income
Interest income	$7,602	$1,922	$5,680
Interest expense	1,950	621	1,329
Net interest income	5,652	1,301	4,351

Property and other revenues
Rental and other income	943	—	943
Total property and other revenues	943	—	943

Expenses
Asset management and other fees - related party	5,223	442	4,781
Mortgage notes interest expense	362	—	362
Transaction costs	4,759	—	4,759
Property operating expenses	225	—	225
General and administrative expenses	1,862	488	1,374
Depreciation expense	212	—	212
Total expenses	12,643	930	11,713
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(6,048)	371	(6,419)
Equity in earnings (losses) of unconsolidated ventures	1,559	—	1,559
Income tax benefit (expense)	(163)	—	(163)
Net income (loss)	$(4,652)	$371	$(5,023)
Net Interest Income
Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities. Interest income increase of $5.7 million was primarily attributable to 11 investments originated or acquired during and subsequent to the second quarter 2014. Interest expense increase of $1.3 million was primarily attributable to borrowings on our Term Loan Facilities subsequent to the second quarter 2014 and related amortization of deferred financing costs.
Property and Other Revenues
Rental and Other Income
Rental and other income increase of $0.9 million was attributable to a real estate equity investment acquired in the second quarter 2015.
Expenses
Asset Management and Other Fees - Related Party
Asset management and other fees - for the three months ended June 30, 2015, we expensed $3.2 million in acquisition fees and $2.0 million in asset management fees. The increase of $4.8 million was due to an increase in investment activity in the second quarter 2015 as compared to the same period in 2014.
Mortgage Notes Interest Expense
Mortgage notes interest expense increase of $0.4 million was attributable to real estate equity investments acquired subsequent to the second quarter 2014.

Transaction Costs
Transaction costs represent costs such as professional fees associated with new investments. Transaction costs for the three months ended June 30, 2015 of $4.8 million related to our completed and pending acquisitions of investments in our real estate equity segment.
Property Operating Expenses
Property operating expenses increase of $0.2 million was attributable to the operations of a real estate equity investment acquired in the second quarter 2015.
General and Administrative Expenses
General and administrative expenses are incurred at the corporate level. General and administrative expenses include auditing and professional fees, director fees, organization and other costs associated with operating our business. General and administrative expenses increase of $1.4 million was primarily attributable to increased operating costs.
Depreciation Expense
Depreciation expense increase of $0.2 million was attributable to depreciation on a real estate equity investments acquired in the second quarter 2015.
Equity in Earnings (Losses) of Unconsolidated Ventures
Equity in earnings (losses) of unconsolidated ventures increase of $1.6 million was attributable to earnings from PE Investments. There were no equity in earnings (losses) of unconsolidated ventures for the three months ended June 30, 2014.
Income Tax Benefit (Expense)
For the three months ended June 30, 2015, we recorded income tax expense of $0.2 million related to PE Investments. We did not incur any income tax expense for the three months ended June 30, 2014.

Comparison of the Six Months Ended June 30, 2015 to June 30, 2014 (dollars in thousands):

	Six Months Ended June 30,		Increase (Decrease)
	2015	2014	Amount
Net interest income
Interest income	$15,067	$2,564	$12,503
Interest expense	3,923	769	3,154
Net interest income	11,144	1,795	9,349

Property and other revenues
Rental and other income	943	—	943
Total property and other revenues	943	—	943

Expenses
Asset management and other fees - related party	7,330	583	6,747
Mortgage notes interest expense	362	—	362
Transaction costs	5,106	—	5,106
Property operating expenses	225	—	225
General and administrative expenses	3,122	777	2,345
Depreciation expense	212	—	212
Total expenses	16,357	1,360	14,997
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(4,270)	435	(4,705)
Equity in earnings (losses) of unconsolidated ventures	1,692	—	1,692
Income tax benefit (expense)	(169)	—	(169)
Net income (loss)	$(2,747)	$435	$(3,182)
Net Interest Income
Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities. Interest income increase of $12.5 million was primarily attributable to 11 investments originated or acquired during and subsequent to the second quarter 2014. Interest expense increase of $3.2 million was primarily attributable to borrowings on our Term Loan Facilities subsequent to the second quarter 2014 and related amortization of deferred financing costs.
Property and Other Revenues
Rental and Other Income
Rental and other income increase of $0.9 million was attributable to a real estate equity investment acquired in the second quarter 2015.
Expenses
Asset Management and Other Fees - Related Party
Asset management and other fees - for the six months ended June 30, 2015, we expensed in $3.6 million acquisition fees and $3.7 million in asset management fees. The increase of $6.7 million was due to an increase in investment activity in 2015 as compared to the same period in 2014.
Mortgage Notes Interest Expense
Mortgage notes interest expense increase of $0.4 million was attributable to real estate equity investments acquired subsequent to the second quarter 2014.
Transaction Costs
Transaction costs represent costs such as professional fees associated with new investments. Transaction costs for the six months ended June 30, 2015 of $5.1 million related to our completed and pending acquisitions of investments in our real estate equity segment.

Property Operating Expenses
Property operating expenses increase of $0.2 million was attributable to the operations of a real estate equity investment acquired in the second quarter 2015.
General and Administrative Expenses
General and administrative expenses are incurred at the corporate level. General and administrative expenses include auditing and professional fees, director fees, organization and other costs associated with operating our business. General and administrative expenses increase of $2.3 million was primarily attributable to increased operating costs.
Depreciation Expense
Depreciation expense increase of $0.2 million was attributable to depreciation on a real estate equity investments acquired in the second quarter 2015.
Equity in Earnings (Losses) of Unconsolidated Ventures
Equity in earnings (losses) of unconsolidated ventures increase of $1.7 million was attributable to earnings from PE Investments. There were no equity in earnings (losses) of unconsolidated ventures for the six months ended June 30, 2014.
Income Tax Benefit (Expense)
For the six months ended June 30, 2015, we recorded income tax expense of $0.2 million related to PE Investments. We did not incur any income tax expense for the six months ended June 30, 2014.
Liquidity and Capital Resources
We require capital to fund our investment activities, operating expenses and to make distributions. We obtain the capital required to acquire and manage our CRE portfolio and conduct our operations from the proceeds of our Offerings and any future offerings we may conduct. We access additional capital from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. In March 2015, our board of directors determined to extend the Offering for one year to May 2016. As of August 10, 2015, we had $200.2 million in cash.
If we are unable to raise more funds in our Offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain fixed direct and indirect operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our Offering. Our inability to raise more funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.
Our charter limits us from incurring borrowings that would exceed 300% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by a majority of our independent directors. We would need to disclose any such approval to our stockholders in our next quarterly report along with the justification for such excess. An approximation of this leverage calculation is 75% of the cost of our investments, including cash and excluding indirect leverage held through our unconsolidated venture investments. As of June 30, 2015, our leverage as a percentage of our cost of investments was 52%. Once we have fully invested the proceeds of our Offering, we expect that our financing may approximate 50% of the cost of our investments, although it may exceed this level during our organization and offering stage.
In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Advisor, our Prior Advisor and our Dealer Manager. During our organization and offering stage, these payments include payments to our Dealer Manager for selling commissions and dealer manager fees and payments to our Advisor, Prior Advisor or their affiliates, as applicable, for reimbursement of certain organization and offering costs. However, we will not be obligated to reimburse our Advisor, or its affiliates, as applicable, to the extent that the aggregate of selling commissions, dealer manager fees and other organization and offering costs incurred by us exceed 15% of gross proceeds from our Offering. During our acquisition and development stage, we expect to make payments to our Advisor, or its affiliates, as applicable, in connection with the selection and origination or acquisition of investments, the management of our assets and costs incurred by our Advisor in providing services to us. On June 30, 2014, we entered into a new advisory agreement with our Advisor, on terms substantially similar to those set forth in our prior advisory agreement with our Prior Advisor, which has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our board of directors, including a majority of our independent directors.

Term Loan Facilities
Our Term Loan Facilities provide an aggregate principal amount of up to $500.0 million to finance the origination of first mortgage loans and senior loan participations secured by CRE. The interest rates and advance rates depend on asset type and characteristic. Maturity dates of our Term Loan Facilities range from July 2016 to June 2018 and have extensions available at our option, subject to the satisfaction of certain customary conditions, with a maturity date extending through July 2019. In July 2015, we exercised our first one-year extension for one of our Term Loan Facilities. Our Term Loan Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. We are currently in compliance with all of our financial covenants under our Term Loan Facilities. As of August 10, 2015, we had up to $145.0 million of available borrowings under our Term Loan Facilities.
Cash Flows
The following presents a summary of our consolidated statements of cash flows for the six months ended June 30, 2015 and 2014 (dollars in thousands):

	Six Months Ended June 30,
Cash flow provided by (used in):	2015	2014
Operating activities	$(1,233)	$(787)
Investing activities	(508,265)	(140,456)
Financing activities	540,641	188,357
Net increase (decrease) in cash	$31,143	$47,114
Six Months Ended June 30, 2015 Compared to June 30, 2014
Net cash used by operating activities was $1.2 million for the six months ended June 30, 2015 compared to $0.8 million for the six months ended June 30, 2014. The decrease in net cash flow used by operating activities was primarily related to an increase in interest income and other revenues due to an increase in invested assets, partially offset by an increase in interest paid on our borrowings, payments of certain general and administrative expenses and payments of transaction costs.
Net cash used in investing activities was $508.3 million for the six months ended June 30, 2015 compared to $140.5 million for the six months ended June 30, 2014. The increase in net cash flow used by investing activities was primarily related to new investment activity, including PE Investments, CRE debt and CRE equity, partially offset by debt investment repayments.
Net cash provided by financing activities was $540.6 million for the six months ended June 30, 2015 compared to $188.4 million for the six months ended June 30, 2014. The increase in net cash flow provided by financing activities was primarily related to net proceeds from the issuance of common stock through our Offering and proceeds from borrowings, partially offset by payment of distributions.
Off-Balance Sheet Arrangements
As of June 30, 2015, we had no off-balance sheet arrangements. We have certain arrangements which do not meet the definition of off-balance sheet arrangements, but do have some of the characteristics of off-balance sheet arrangements. We have made investments in unconsolidated ventures. Refer to “Note 5. Investments in Private Equity Funds” in Item 1. “Financial Statements” for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment.
Related Party Arrangements
Advisor
In connection with the completion of NorthStar Realty’s spin-off of its asset management business into our Sponsor, on June 30, 2014, we entered into a new advisory agreement with our Advisor, an affiliate of our Sponsor, on terms substantially similar to those set forth in the prior advisory agreement, and terminated the advisory agreement with our Prior Advisor. In June 2015, the advisory agreement was renewed for an additional one-year term commencing on June 30, 2015, with terms identical to those in effect through June 30, 2015. For periods prior to June 30, 2014, the information below regarding fees and reimbursements incurred and accrued but not yet paid relates to our Prior Advisor.
Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. Our Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions.

References to our Advisor include our Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, our Advisor receives fees and reimbursement from us. Below is a description and table of the fees and reimbursements incurred to our Advisor.
Fees to Advisor
Asset Management Fee
Our Advisor, or its affiliates, receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or our proportionate share thereof in the case of an investment made through a joint venture).
Acquisition Fee
Our Advisor, or its affiliates, also receives an acquisition fee equal to 1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or our proportionate share thereof in the case of an investment made through a joint venture). An acquisition fee paid to our Advisor related to the origination or acquisition of CRE debt investments is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. An acquisition fee paid to our Advisor related to the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on our consolidated balance sheets.
Disposition Fee
For substantial assistance in connection with the sale of investments and based on the services provided, our Advisor, or its affiliates, receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. We do not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by our borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by our borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a CRE debt investment, we will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees - related party in our consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.
Reimbursements to Advisor
Operating Costs
Our Advisor, or its affiliates, is entitled to receive reimbursement for direct and indirect operating costs incurred by our Advisor in connection with administrative services provided to us. Our Advisor allocates, in good faith, indirect costs to us related to our Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with our Advisor. The indirect costs include our allocable share of our Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing our affairs, based upon the percentage of time devoted by such personnel to our affairs. The indirect costs also include rental and occupancy, technology, office supplies and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers and other personnel involved in activities for which our Advisor receives an acquisition fee or a disposition fee. Our Advisor allocates these costs to us relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with our board of directors, including its independent directors. Our Advisor will update the board of directors on a quarterly basis of any material changes to the expense allocation and will provide a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. We reimburse our Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of our average invested assets; or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, we may reimburse our Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. We calculate the expense reimbursement quarterly based upon the trailing twelve-month period.

Organization and Offering Costs
Our Advisor, or its affiliates, is entitled to receive reimbursement for organization and offering costs paid on behalf of us in connection with our Offering. We are obligated to reimburse our Advisor, or its affiliates, as applicable, for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15.0% of gross proceeds from our Offering. Our Advisor does not expect reimbursable organization and offering costs, excluding selling commissions and dealer manager fees, to exceed $24.8 million, or 1.5% of the total proceeds available to be raised from our Offering. We shall not reimburse our Advisor for any organization and offering costs that our independent directors determine are not fair and commercially reasonable to us.
Dealer Manager
Selling Commissions and Dealer Manager Fees
Pursuant to a dealer manager agreement, we pay our Dealer Manager, selling commissions of up to 7.0% of gross proceeds from our Primary Offering, all of which are reallowed to participating broker-dealers. In addition, we pay our Dealer Manager a dealer manager fee of up to 3.0% of gross proceeds from our Primary Offering, a portion of which is typically reallowed to participating broker-dealers and paid to certain employees of our Dealer Manager. No selling commissions or dealer manager fees are paid for sales pursuant to our DRP.
Summary of Fees and Reimbursements
The following table presents the fees and reimbursements incurred to our Advisor and our Dealer Manager for the three and six months ended June 30, 2015 and 2014 and the amount due to related party as of June 30, 2015 and December 31, 2014 (dollars in thousands):

		Three Months Ended June 30,		Six Months Ended June 30,		Due to Related Party as of
Type of Fee or Reimbursement	Financial Statement Location	2015	2014	2015	2014	June 30, 2015	December 31, 2014
Fees to Advisor
Asset management	Asset management and other fees - related party	$2,001	$442	$3,709	$583	$4	$—
Acquisition (1)	Real estate debt investments, net / Asset management and other fees- related party	4,456	225	5,275	1,407	840	—
Disposition (1)	Real estate debt investments, net	20	—	275	—	—	—
Reimbursements to Advisor
Operating costs (3)	General and administrative expenses	1,705	286	2,824	520	137	—
Organization	General and administrative expenses	49	145	106	181	32	25
Offering	Cost of capital (2)	927	2,933	2,010	3,617	609	468
Selling commissions / Dealer manager fees	Cost of capital (2)	15,637	6,206	33,171	10,952	—	—
Total						$1,622	$493
_________________________________

(1)
Acquisition/disposition fees incurred to our Advisor related to CRE debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in our consolidated statements of operations. Our Advisor may determine to defer fees or seek reimbursement.

(2)	Cost of capital is included in net proceeds from issuance of common stock in our consolidated statements of equity.

(3)	As of June 30, 2015, our Advisor has incurred unreimbursed operating costs on our behalf of $8.7 million, that remain eligible to allocate to us.
NorthStar Realty Purchase of Common Stock
Pursuant to our distribution support agreement, or our Distribution Support Agreement, NorthStar Realty committed to purchase up to an aggregate of $10.0 million in shares of our common stock at a price of $9.00 per share if cash distributions exceed MFFO to provide additional funds to support distributions to stockholders. In September 2013, NorthStar Realty purchased 222,223 shares of our common stock for $2.0 million under our Distribution Support Agreement to satisfy the minimum offering requirement, which reduced the total commitment. As of June 30, 2015, including the purchase of shares to satisfy the minimum offering requirement, NorthStar Realty purchased 348,854 shares of our common stock for $3.1 million with $6.9 million remaining outstanding under such commitment. In March 2015, our board of directors amended and restated our Distribution Support Agreement to, among other things, extend the term of our Distribution Support Agreement for one year to May 2016.

Recent Developments
Common Stock from Primary Offering
For the period from July 1, 2015 through August 10, 2015, we issued 5.0 million shares of common stock pursuant to our Primary Offering generating gross proceeds of $50.1 million. From inception through August 10, 2015, we issued 69.3 million shares of common stock pursuant to our Primary Offering generating gross proceeds of $691.0 million.
Distribution Reinvestment Plan
For the period from July 1, 2015 through August 10, 2015, we issued 384,433 shares of common stock pursuant to the DRP raising proceeds of $3.7 million. As of August 10, 2015, 14.3 million shares were available to be issued pursuant to the DRP.
Distributions
On August 11, 2015 our board of directors approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended December 31, 2015. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.
NorthStar Realty Purchase of Common Stock
On August 11, 2015, our board of directors approved the sale of 83,782 shares of our common stock for $754,035 to NorthStar Realty, pursuant to our Distribution Support Agreement.
Share Repurchases
From July 1, 2015 through August 10, 2015, we repurchased 78,941 shares for a total of $0.8 million or a weighted average price of $9.89 per share under a share repurchase program, or our Share Repurchase Program, that enables stockholders to sell their shares to us in certain circumstances, including death or a qualifying disability. We fund repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP.
New Investments
Canyon Park Joint Venture
In July 2015, we, together with SteelWave LLC, or SteelWave, entered into an agreement to acquire a $126.7 million portfolio, consisting of one Class B+ office and one Class A flex office buildings through a joint venture which will be owned 95% by us and 5% by SteelWave. In July 2015, we and SteelWave funded a non-refundable deposit of $4.0 million.
Private Equity Investment
In August 2015, we committed to acquire fund interests in three private equity funds for $23.3 million based on a NAV of $29.3 million as of December 31, 2014. We paid an initial amount of $9.4 million and will pay the remaining $13.9 million, or 50% of the purchase price, the deferred amount, within 12 months of the applicable closing date of each fund interest.
Debt Investments
In August 2015, we originated a $12.0 million first mortgage loan secured by a hotel property located in Wisconsin Dells, Wisconsin. The loan bears interest at 4.95% plus LIBOR.
There can be no assurance that we will complete the transactions that are under contract described above on the terms contemplated or at all.
New Borrowings
In July 2015, three first mortgage CRE debt investments totaling $105.2 million were financed with Loan Facility 1 and Loan Facility 3 with $15.9 million and $61.6 million drawn from each facility, respectively.
Inflation
Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. A change in interest rates may correlate with the inflation rate.
Refer to Item 3. “Quantitative and Qualitative Disclosures About Market Risk” for additional details.

Non-GAAP Financial Measures
Funds from Operations and Modified Funds from Operations
We believe that FFO and MFFO, both of which are a non-GAAP measure, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.
Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, it is likely that we will make investments past the acquisition and development stage, albeit at a substantially lower pace.
Acquisition fees paid to our Advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore included in the computation of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. In the event that proceeds from our Offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our Advisor, such fees would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flow. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flow and therefore the potential distributions to our stockholders. However, in general, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our Advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.
Acquisition fees and expenses paid to our Advisor and third parties in connection with the acquisition of equity investments are considered expenses and are included in the determination of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore, if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operating earnings, cash flow or net proceeds from the sale of investments or properties. All paid and accrued acquisition fees and expenses will have negative effects on future distributions to stockholders and cash flow generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.
The origination and acquisition of debt investments and the corresponding acquisition fees paid to our Advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense) over our life.
Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us. Neither the Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP. In addition, MFFO is not a useful measure in evaluating NAV, since an impairment is taken into account in determining NAV but not in determining MFFO.
We define MFFO in accordance with the concepts established by the IPA and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for deferred tax benefit or expense, as applicable, as such items are not indicative of our operating performance. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method. MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations. MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•
non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•	amortization of a premium and accretion of a discount on debt investments;

•	non-recurring impairment of real estate-related investments;

•	realized gains (losses) from the early extinguishment of debt;

•
realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•
unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.
Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.
MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves/impairment on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. With respect to debt investments, we consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. With respect to a real estate investment, a property’s value is considered impaired if our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT’s anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.
However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on debt investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions.
Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.
The following table presents a reconciliation of FFO and MFFO to net income (loss) attributable to common stockholders (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Funds from operations:
Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$(4,652)	$371	$(2,747)	$435
Adjustments:
Depreciation expense	212	—	212	—
Funds from operations	$(4,440)	$371	$(2,535)	$435

Modified funds from operations:
Funds from operations	$(4,440)	$371	$(2,535)	$435
Adjustments:
Amortization of premiums, discounts and fees on investments and borrowings, net	323	109	620	139
Acquisition fees and transaction costs on investments	7,981	—	8,727	—
Straight-line rental (income) loss	(19)	—	(19)	—
Deferred tax (benefit) expense	146	—	146	—
Modified funds from operations	$3,991	$480	$6,939	$574

Distributions Declared and Paid
We generally pay distributions on a monthly basis based on daily record dates. From the commencement of our operations on September 18, 2013 through June 30, 2015, we paid distributions at an annualized distribution amount of $0.70 per share of our common stock. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

The following table presents distributions declared for the six months ended June 30, 2015 and for the year ended December 31, 2014 (dollars in thousands):

	Six Months Ended June 30, 2015		Year Ended December 31, 2014
Distributions (1)
Cash	$8,709		$5,545
DRP	7,815		4,772
Total	$16,524		$10,317

Sources of Distributions (1)
Funds from Operations (2)	$—	—%	$3,183	31%

Offering Proceeds - Distribution support (3)	817	5%	1,071	10%
Offering proceeds	15,707	95%	6,063	59%
Total	$16,524	100%	$10,317	100%

Cash Flow Provided by (Used in) Operations	$(589)		$2,129
________________________________________________

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

(2)
For the period from the date of our first investment on September 18, 2013 through June 30, 2015, we declared $27.0 million in distributions, of which 2% was paid from FFO, 91% was paid from offering proceeds and 7% was paid from distribution support proceeds. Cumulative FFO for the period from September 18, 2013 through June 30, 2015 was $0.7 million.

(3)	Excludes NorthStar Realty’s purchase of 222,223 shares of our common stock for $2.0 million under our Distribution Support Agreement to satisfy the minimum offering requirement.
Distributions in excess of our cash flow provided by operations were paid using Offering proceeds, including from the purchase of additional shares by NorthStar Realty. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. Future distributions declared and paid may exceed cash flow provided by operations. To the extent distributions are paid from sources other than FFO, the ownership interest of our public stockholders will be diluted.
As of August 10, 2015, our portfolio generated a 11.5% current yield on invested equity before expenses and excluding uninvested cash. There is no assurance we will realize the expected returns on invested equity over the term of these investments. Our actual return on invested equity could vary significantly from our expectations.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
We are primarily subject to interest rate risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions are held for investment and not for trading purposes.
Interest Rate Risk
Changes in interest rates affect our net interest income, which is the difference between the income earned on our investments and the interest expense incurred in connection with our borrowings and derivatives.
Our CRE debt and securities investments bear interest at either a floating or fixed-rate. The interest rate on our floating-rate assets is a fixed spread over an index such as LIBOR and typically reprices every 30 days based on LIBOR in effect at the time. Currently, most of our floating-rate CRE debt investments have a fixed minimum LIBOR rate that is in excess of current LIBOR. We will not benefit from an increase in LIBOR until it is in excess of the LIBOR floors. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.
A change in interest rates could affect the value of our fixed-rate CRE debt and securities investments. For instance, an increase in interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate investments in order to adjust their yields to current market levels.

Our general financing strategy has focused on the use of “match-funded” structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets as closely as possible in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we seek to match interest rates on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly, through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We are subject to interest rate risk because, on certain investments, we maintain a net floating-rate asset position, and therefore our income will increase with increases in interest rates and decrease with declines in interest rates. As of June 30, 2015, most of our floating-rate investments had LIBOR floors in excess of the current LIBOR rate, so a hypothetical 100 basis point increase in interest rates (including the effect of the interest rate floor) would increase income by $3.2 million annually.
Credit Spread Risk
The value of our fixed and floating-rate investments also changes with market credit spreads. This means that when market-demanded risk premium, or credit spread, increases, the value of our fixed and floating-rate assets decrease and vice versa. Fixed-rate assets are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate CRE debt and securities investments are valued based on a market credit spread over the applicable LIBOR. Demand for a higher yield on investments results in higher or “wider” spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or “tighten,” the value of these assets should increase.
Credit Risk
Credit risk in our CRE debt and securities investments relates to each individual borrower’s ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through our Advisor’s comprehensive credit analysis prior to making an investment, actively monitoring our portfolio and the underlying credit quality, including subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors which we believe are critical to the evaluation of credit risk inherent in a transaction. For the six months ended June 30, 2015, three debt investments each contributed more than 10% of interest income.
We are subject to the credit risk of the borrower when we make CRE debt and securities investments. We undertake a rigorous credit evaluation of each borrower prior to making an investment. This analysis includes an extensive due diligence investigation of the borrower’s creditworthiness and business as well as an assessment of the strategic importance of the underlying real estate to the borrower’s core business operations.
Item 4. Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this report, management conducted an evaluation, as required under Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended, or Exchange Act, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).
Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company’s periodic reports.
Internal Control over Financial Reporting
Changes in Internal Control over Financial Reporting.
Except as set forth below, there have not been any changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
We acquired the Industrial Portfolio during the second quarter 2015. As this acquisition occurred during the second quarter 2015, it is not included in the scope of our assessment of the effectiveness of certain controls and procedures. This exclusion is in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition.

PART II. Other Information
Item 1. Legal Proceedings
We may be involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, in the opinion of management, any legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.
Item 1A. Risk Factors
There are no material changes from the risk factors previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 as filed with the SEC on March 20, 2015, except as noted below.
If we continue to pay distributions from sources other than our cash flow provided by operations, we will have less cash available for investments and stockholders’ overall return may be reduced.
Our organizational documents permit us to pay distributions from any source, including Offering proceeds, borrowings, our Advisor’s agreement to defer, reduce or waive fees (or accept, in lieu of cash, shares of our common stock) or sales of assets or we may make distributions in the form of taxable stock dividends. We have not established a limit on the amount of proceeds we may use to fund distributions. We have funded our cash distributions paid to date using net proceeds from our Offering and we may do so in the future. Until the proceeds from our Offering are fully invested, and otherwise during the course of our existence, we may not generate sufficient cash flow from operations to fund distributions. Distributions declared may be paid using proceeds from our Offering, including the purchase of additional shares by our Sponsor. For the six months ended June 30, 2015, we declared distributions of $16.5 million compared to cash used by operating activities of $0.6 million with $16.5 million, or 100% of the distributions declared during this period were paid using proceeds from our Offering, including the purchase of additional shares by NorthStar Realty. For the year ended December 31, 2014, we declared distributions of $10.3 million compared to cash provided by operating activities of $2.1 million with $7.1 million, or 69% of the distributions declared during this period were paid using proceeds from our Offering, including the purchase of additional shares by NorthStar Realty.
Pursuant to a Distribution Support Agreement, in certain circumstances where our cash distributions exceed our MFFO, our Sponsor agreed to purchase up to $10.0 million of shares of our common stock at $9.00 per share (which includes the $2.0 million of shares our Sponsor purchased by an affiliate of our Sponsor to satisfy the minimum offering amount) to provide additional cash to support distributions to stockholders and has, in fact, purchased 348,854 shares of our common stock as of June 30, 2015. The sale of these shares resulted in the dilution of the ownership interests of our public stockholders. Upon termination or expiration of our Distribution Support Agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow provided by operations, we will have less cash available for investments, we may have to reduce our distribution rate, our book value may be negatively impacted and stockholders’ overall return may be reduced.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Use of Proceeds from Registered Securities
On May 6, 2013, our registration statement on Form S-11 (File No. 333-185640), covering our Offering of up to 165,789,474 shares of common stock, of which up to 150,000,000 shares of common stock would be offered pursuant to our Primary Offering and up to 15,789,474 shares of common stock would be offered pursuant to our DRP, was declared effective under Securities Act of 1933, as amended, or the Securities Act. We commenced our Offering on the same date and retained our Dealer Manager to serve as our dealer manager of our Offering. We are offering shares of common stock pursuant to our Offering at an aggregate Offering price of up to $1.5 billion, or $10.00 per share with discounts available to certain categories of purchasers and shares of common stock pursuant to our DRP at an aggregate Offering price of $150.0 million, or $9.50 per share. In March 2015, our board of directors determined to extend the Offering for one year to May 2016.
As of June 30, 2015, we sold the following shares of common stock and raised the following gross proceeds in connection with our Offering (dollars and shares in thousands):

	Shares	Proceeds
Primary Offering	64,253	$640,849
DRP	1,150	10,929
Total	65,403	$651,778

From the commencement of our Offering through June 30, 2015, we incurred $43.4 million in selling commissions, $19.1 million in dealer manager fees and $7.3 million in other offering costs in connection with the issuance and distribution of our registered securities and $51.2 million of these costs have been reallowed to third parties.
From the commencement of our Offering through June 30, 2015, the net proceeds to us from our Offering, after deducting the total expenses incurred described above, were $581.9 million. From the commencement of our Offering through June 30, 2015, we used proceeds of $368.8 million to acquire and originate real estate debt investments, $124.3 million to purchase real estate equity investments and $10.6 million to pay our Advisor and Prior Advisor acquisition fees.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We adopted our Share Repurchase Program effective May 6, 2013, which enables stockholders to sell their shares to us in limited circumstances. We may not repurchase shares unless a stockholder has held shares for at least one year. However, we may repurchase shares held for less than one year in connection with a stockholder’s death or qualifying disability. We are not obligated to repurchase shares under our Share Repurchase Program. We fund repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP. However, to the extent that the aggregate DRP proceeds are not sufficient to fund repurchase requests, our board of directors may, in its sole discretion, choose to use other sources of funds. Our board of directors may, in its sole discretion, amend, suspend or terminate our Share Repurchase Program at any time provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of our board of directors) will only take effect only upon ten days’ prior written notice except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days’ prior written notice. In addition, our Share Repurchase Program will terminate in the event a secondary market develops for our shares or until our shares are listed on a national exchange or included for quotation in a national securities market.
For the three months ended June 30, 2015, we repurchased shares of our common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
April 1 to April 30	90,900	$9.93	90,900	(1)
May 1 to May 31	—	—	—	(1)
June 1 to June 30	—	—	—	(1)
Total	90,900	$9.93	90,900
________________________

(1)
Subject to funds being available, we will limit the number of shares of our common stock repurchased during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year; provided however, shares of our common stock subject to a repurchase requested upon the death of a stockholder will not be subject to this cap.

As of June 30, 2015, we had no unfulfilled repurchase requests.
Unregistered Sales of Equity Securities
On June 26, 2015, we granted 3,500 shares of restricted common stock at $10.00 per share to each of our independent directors for an aggregate of 10,500 shares of restricted common stock, pursuant to our independent director compensation plan. These shares were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

Item 5. Other
On August 11, 2015, the board of directors (the “Board”) of NorthStar Real Estate Income II, Inc. (“NorthStar Income II”) appointed Daniel R. Gilbert as Chairman and a member of the Board, in addition to his existing role as Chief Executive Officer and President of NorthStar Income II. To facilitate this change, on August 11, 2015, David T. Hamamoto resigned as Chairman and as a member of the Board of NorthStar Income II, effective immediately. Mr. Hamamoto will continue to provide investment and other strategic services to NorthStar Income II as a member of its advisor’s investment committee, as well as through his leadership role as Executive Chairman of NorthStar Asset Management Group Inc. (“NSAM”), NorthStar Income II’s sponsor.
Concurrently with Mr. Gilbert’s appointment, Frank V. Saracino was appointed as NorthStar Income II’s Chief Financial Officer and Treasurer, effective on August 17, 2015. In addition, Mr. Saracino was appointed as Chief Financial Officer and Treasurer of each of NorthStar Real Estate Income Trust, Inc. (“NorthStar Income”) and NorthStar/RXR New York Metro Income, Inc. (“NorthStar/RXR”), effective on August 17, 2015. Prior to his appointment, Mr. Saracino, age 49, was with Prospect Capital Corporation (“Prospect”) from July 2012 to December 2014. In addition, during his tenure at Prospect, Mr. Saracino served as Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of each of Priority Senior Secured Income Fund, Inc. and Pathway Energy Infrastructure Fund, Inc. and their respective investment advisers and served as a Managing Director of Prospect Administration, LLC. Prior to joining Prospect, Mr. Saracino was a Managing Director at Macquarie Group and Head of Finance from August 2008 to June 2012 for its Americas non-trading businesses. From 2004 to 2008, he served first as Controller and then as Chief Accounting Officer of eSpeed, Inc. (now BGC Partners, Inc.), a publicly-traded subsidiary of Cantor Fitzgerald. Prior to that, Mr. Saracino worked as an investment banker at Deutsche Bank advising clients in the telecom industry. Mr. Saracino started his career in public accounting at Coopers & Lybrand (now PricewaterhouseCoopers) where he earned a CPA and subsequently worked in internal auditing for The Dun & Bradstreet Corporation. He holds a Bachelor of Science degree from Syracuse University.
In addition, concurrently with the foregoing appointments, Jenny B. Neslin was appointed to serve as General Counsel and Secretary of NorthStar Income II, effective on August 17, 2015. Concurrently, Ms. Neslin was appointed as General Counsel and Secretary of NorthStar Income, effective on August 17, 2015. Ms. Neslin, age 33, also serves as Associate General Counsel and Assistant Secretary of NSAM, a position she has held since January 2014. Ms. Neslin joined NorthStar Realty Finance Corp. in July 2013, where she continues to serve as its Associate General Counsel and, since April 2014, Assistant Secretary. Prior to her new role at NorthStar Income II, since April 2014, Ms. Neslin served as its Associate General Counsel and Assistant Secretary. She also serves as Associate General Counsel and Assistant Secretary of each of NorthStar Healthcare Income, Inc. and NorthStar/RXR, positions she has held since April 2014. Ms. Neslin began her legal career at Clifford Chance US LLP, a global law firm, where she was an associate in its Capital Markets group from October 2007 to July 2013. During her tenure at Clifford Chance, Ms. Neslin primarily advised REITs and investment banks in public and private capital markets transactions. This experience included advising non-traded REITs and other direct participation programs in continuous offerings, ongoing disclosure and reporting obligations under U.S. federal securities laws and other corporate governance matters. Ms. Neslin holds a Bachelor of Music in Music Business from New York University in New York, New York and a Juris Doctor from Benjamin N. Cardozo School of Law in New York, New York.
To facilitate Mr. Saracino’s and Ms. Neslin’s respective appointments, on August 11, 2015, Debra A. Hess and Ronald J. Lieberman resigned as Chief Financial Officer and Treasurer and Executive Vice President, General Counsel and Secretary, respectively, effective on August 17, 2015. Ms. Hess and Mr. Lieberman will continue to provide financial, accounting and/or legal services to NorthStar Income II through their respective roles as Chief Financial Officer and Executive Vice President, General Counsel and Secretary of NSAM.

Item 6.    Exhibits

Exhibit Number	Description of Exhibit
3.1
Articles of Amendment and Restatement of NorthStar Real Estate Income II, Inc. (filed as Exhibit 3.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on May 2, 2013, and incorporated herein by reference)

3.2
Amended and Restated Bylaws of NorthStar Real Estate Income II, Inc. (filed as Exhibit 3.2 to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on April 18, 2014, and incorporated herein by reference)

10.1
Amended and Restated Independent Directors Compensation Plan (filed as Exhibit 10.6 to Post-Effective Amendment No. 9 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on April 17, 2015, and incorporated herein by reference)

10.2
Master Repurchase and Securities Contract Agreement, dated June 5, 2015, by and between MS Loan NT-II, LLC and Morgan Stanley Bank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2015 and incorporated herein by reference)

10.3
Guaranty Agreement, made as of June 5, 2015, by NorthStar Real Estate Income II, Inc. and NorthStar Real Estate Income Operating Partnership II, LP, for the benefit of Morgan Stanley Bank, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2015 and incorporated herein by reference)

10.4
Share Repurchase Agreement, dated effective April 13, 2015, by and among Mid-South Industrial Holdings NT-II, LLC, Mid-South Industrial REIT I and Commonwealth Land Title Insurance Company, and amendments No. 1, No. 2 and No. 3 thereto, respectively dated March 4, 2015, May 7, 2015 and May 8, 2015 (filed as Exhibit 10.24 to Post-Effective Amendment No. 10 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on July 17, 2015 and incorporated herein by reference)

10.5
Purchase and Sale Agreement, dated as of July 24, 2015, by and between Teachers Insurance and Annuity Association of America and Steel Manager NT-II, LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2015 and incorporated herein by reference)

31.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*
Certification by the Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*
Certification by the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*
The following materials from the NorthStar Real Estate Income II, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of June 30, 2015 (unaudited) and December 31, 2014; (ii) Consolidated Statements of Operations (unaudited) for the three months and six months ended June 30, 2015 and 2014; (iii) Consolidated Statements of Comprehensive Income (Loss) (unaudited) for the three and six months ended June 30, 2015 and 2014; (iv) Consolidated Statements of Equity for the six months ended June 30, 2015 (unaudited) and year ended December 31, 2014; (v) Consolidated Statements of Cash Flows (unaudited) for the six months June 30, 2015 and 2014; and (vi) Notes to Consolidated Financial Statements (unaudited)

____________________________________________________________________________

*	Filed herewith

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NorthStar Real Estate Income II, Inc.
Date:	August 12, 2015	By:	/s/ DANIEL R. GILBERT
			Name:	Daniel R. Gilbert
			Title:	Chief Executive Officer and President

		By:	/s/ DEBRA A. HESS
			Name:	Debra A. Hess
			Title:	Chief Financial Officer and Treasurer